Exhibit 2.1

EXECUTION VERSION

PURCHASE AND SALE AGREEMENT

by and between

CONSTELLATION POWER SOURCE GENERATION, INC.

as Seller,

and

RAVEN POWER HOLDINGS LLC

as Buyer,

dated as of August 8, 2012

EXECUTION VERSION

i

Section 11.3	Waiver of Rights	72

Section 11.4	Settlements Conditional	72

Section 11.5	Primary Liability of Guarantor	72

v

EXHIBITS

Exhibit A	Form of Assignment and Assumption Agreement
Exhibit B	Form of Bill of Sale
Exhibit C	Form of Special Warranty Deed - Brandon Shores/Herbert A. Wagner
Exhibit D	Form of Special Warranty Deed - Charles P Crane
Exhibit E	Form of Special Warranty Deed - Lot 15
Exhibit F	Form of Transition Services Agreement
Exhibit G	Form of Notice of Maryland Department of the Environment Permit
Exhibit H	US Coast Guard Form Bill of Sale
Exhibit I	Form of Office Building Lease
Exhibit J	Form of Solar Facility License Agreement
Exhibit K	Break-Up Fee Support Agreement

SCHEDULES

1.1-BCE	Budgeted Capital Expenditures
1.1-BRC	Buyer’s Required Consents
1.1-IA	Fuel Inventory Amount
1.1-K	Knowledge
1.1-L15	Lot 15
1.1-ORP	Owned Real Property
1.1-OV	Owned Vessels
1.1-PL	Permitted Liens
1.1-SRC	Seller’s Required Consents
2.1(d)	Transferred Permits
2.1(e)	Permit Applications
2.1(f)	Assigned Contracts
2.1(i)	Intellectual Property
2.1(l)	Emission Allowances
3.4	No Conflicts; Consents and Approvals
3.5	Title to Acquired Assets
3.6	Planned Outages
3.7	Non-Infringement
3.8	Legal Proceedings
3.9	Compliance with Laws
3.10	Condemnation
3.12	Contracts
3.13	Insurance
3.14	Permits
3.15	Environmental Matters
3.16	Real Property
3.17	Intellectual Property
3.18	Employees and Labor Matters
3.19	Employee Benefits

3.20	Brokers
3.22	Vessel Matters
3.23(b)	Undisclosed Liabilities
5.4	Interim Operations
5.6	Terminated Contracts
5.9(b)	Certain Excluded Persons - Non-Solicitation Covenant
5.9(c)	Certain Seller Employee Benefit Plans
5.19	Support Obligations

EXECUTION VERSION

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT (this “Agreement”), is dated as of August 8, 2012, by and between Constellation Power Source Generation, Inc., a Maryland corporation (“Seller”), and Raven Power Holdings LLC, a Delaware limited liability company (“Buyer”).

W I T N E S S E T H:

WHEREAS, Seller owns each of the following predominantly coal-fired electric generating facilities, and certain facilities and other assets associated therewith and ancillary thereto, (i) Brandon Shores, located in Pasadena, Maryland (as further defined herein, the “Brandon Shores Facility”), (ii) H.A. Wagner, located in Pasadena, Maryland (as further defined herein, the “H.A. Wagner Facility”) and (iii) C.P. Crane, located in Middle River, Maryland (as further defined herein, the “C.P. Crane Facility” and together with the Brandon Shores Facility and the H.A. Wagner Facility, the “Facilities”);

WHEREAS, pursuant to the terms of that certain Final Judgment, dated May 23, 2012 (the “Final Judgment”), in the case captioned United States of America v. Exelon Corporation and Constellation Energy Group, Inc., Case N. 11-cv-02276, United States District Court for the District of Columbia, Seller, an indirect wholly-owned subsidiary of Exelon Corporation, is required to divest the Facilities subject to certain limitations as set forth in the Final Judgment;

WHEREAS, the divestiture and operation of the Facilities are subject to the order issued by the Federal Energy Regulatory Commission on March 9, 2012 in Docket Nos. EC11-83-000 and EC11-83-001 (the “FERC Order”) and Order No. 84698 issued by the Public Service Commission of Maryland on February 17, 2012 in the matter captioned In the Matter of the Merger of Exelon Corporation and Constellation Energy Group, Inc.;

WHEREAS, Buyer desires to purchase and assume, and Seller desires to sell and assign, the Acquired Assets (as defined in Section 2.1 below) and certain associated liabilities upon the Closing as more fully described herein, upon the terms and conditions set forth in this Agreement;

WHEREAS, Buyer has required that Exelon Generation Company, LLC (“Guarantor”) provide the guaranty set forth in Article XI as an inducement for Buyer to enter into this Agreement; and

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer (and, with respect to Sections 1.2, 10.1, 10.2, 10.3, 10.6, 10.8, 10.10, 10.13 and Article XI, the Guarantor) hereby agree as follows:

ARTICLE I

DEFINITIONS AND CONSTRUCTION

Section 1.1 Definitions. As used in this Agreement, the following capitalized terms have the meanings set forth below:

“500 MW Commitment” means the commitment by Seller and its Affiliates to sell 500 MW per hour of around the clock baseload energy for delivery into the PJM 5004/05 submarket, on or prior to December 31, 2014, as required by the FERC Order.

“Acquired Assets” has the meaning given to it in Section 2.1.

“Acquired Entity” has the meaning given to it in Section 2.1(j).

“Adjustment Amount” has the meaning given to it in Section 2.9(c).

“Adjustment Statements” has the meaning given to it in Section 2.9(c).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person. For purposes of this definition, “control” of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether through ownership of voting securities or ownership interests, by Contract or otherwise.

“Agreement” has the meaning given to it in the introduction to this Agreement.

“Ancillary Agreements” means the Closing Certificates, the Deeds, the Bills of Sale, the Assignment and Assumption Agreements, the Transition Services Agreement, the Solar Facility License Agreement and the other documents and agreements to be delivered pursuant to this Agreement.

“Applicable Clearing Price” has the meaning given to it in Section 5.26(b).

“Assigned Contracts” has the meaning set forth in Section 2.1(f).

“Assignment and Assumption Agreement” means one or more agreements by which Seller and/or its Affiliates, as applicable, shall assign to Buyer (or its designee) the Acquired Assets and Buyer (or its designee) shall assume the Assumed Liabilities, in substantially the form attached hereto as Exhibit A.

“Assumed Liabilities” has the meaning given to it in Section 2.3.

“Balance Sheet” has the meaning given to it in Section 3.23(a).

“Base Purchase Price” means $330,000,000.

“BGE” means Baltimore Gas and Electric Company.

“Bill of Sale” means one or more bills of sale by which the title to the Acquired Assets comprised of personal property shall be conveyed by Seller and/or its Affiliates, as applicable, to Buyer or its designee, substantially in the form attached hereto as Exhibit B.

“Books and Records” means books, records, files, documents, Contracts, title and real estate documents, drawings, diagrams, data, accounting and Tax records, marketing and other such studies, instruments, papers, journals, deeds, licenses, present and former supplier, contractor and subcontractor lists, supplier design interface information, computer files and programs (other than Seller’s enterprise-wide computer programs, except to the extent included as an Assigned Contract), environmental studies and reports prepared by third parties, construction reports, annual operating plans, monthly operating reports, operating logs, operations and maintenance records, purchase orders, safety and maintenance manuals, incident reports, injury reports, engineering design plans, blue prints and as-built plans, drawings, specifications, test reports, quality documentation and reports, motor vehicle or equipment records, equipment repair, maintenance and service records, hazardous waste disposal records, training records, manuals specific to or necessary for the operation of any of the Facilities or the Acquired Assets, procedures and similar items; in each case, relating to any of the Acquired Assets and in the possession of Seller or its Affiliates and any other documents or records required to be divested, transferred or assigned to the purchaser of the Facilities by the Final Judgment or FERC Order; provided, however, that any such data currently contained in computer systems shall be provided in electronic format as either fixed form or character delimited data and shall include record descriptions, to the extent the computer systems of Buyer and Seller are compatible in allowing such data provision; in each case excluding (a) documents relating to the sale process of the Facilities, (b) price curves, power curves or other proprietary information of Seller, to the extent not primarily related to the Acquired Assets and (c) income or franchise Tax Returns of Seller or any of its Affiliates.

“Brandon Shores Facility” means the approximately 1,273 megawatt coal-fired generating facility located in Pasadena, Maryland, all other improvements relating to the ownership, operation and maintenance of said generating plant and associated equipment and all associated expansion, conversion and development rights related to said generating facility and, to the extent required to be divested, transferred or assigned to the purchaser of the Facilities by the Final Order, any other assets relating thereto.

“Budgeted Capital Expenditures” means the budgeted amount of capital expenditures of Seller for the projects set forth on Schedule 1.1-BCE with respect to the Interim Period, subject to daily proration or other reasonable allocation method.

“Burdensome Condition” means any requirement imposed on Buyer, its Affiliates or any of the Acquired Assets by a Governmental Authority in connection with a Seller’s Required Consent or a Buyer’s Required Consent that (a) restricts in any material respect the ability of Buyer or any of its Affiliates to own or operate the Acquired Assets, or (b) requires Buyer or any of its Affiliates to take (or refrain from taking) any action with respect to any of their respective property or assets (including the Acquired Assets) that could reasonably be expected to materially adversely affect any of the Facilities, the Acquired Assets, the Assumed Liabilities, Buyer or any of its Affiliates.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in the State of New York are authorized or obligated to close.

“Buyer” has the meaning given to it in the introduction to this Agreement.

“Buyer Adjustment Statement” has the meaning given to it in Section 2.9(c).

“Buyer Indemnified Parties” has the meaning given to it in Section 9.1(a).

“Buyer’s Observers” has the meaning given to it in Section 5.3(b).

“Buyer’s Required Consents” means (a) those consents, approvals, orders or authorizations of, or registrations, declarations or filings with, Governmental Authorities or Persons that are required by applicable Law, Permit or Contract in order for Buyer to consummate the transactions contemplated by this Agreement and are set forth on Schedule 1.1-BRC attached hereto and (b) the approval of, or consent to, (i) the transactions contemplated by this Agreement and (ii) Buyer’s participation in such transactions, in each case by the United States Department of Justice or, if necessary, the court overseeing the Final Judgment.

“Capital Commitments” means all binding contractual commitments to make capital expenditures relating to any of the Acquired Assets, the Facilities or the Sites incurred by Seller or any of its Affiliates during the Interim Period that extend beyond the Closing Date or could become an Assumed Liability, whether or not relating to the Project Capital Expenditures.

“Capital Expenditures Adjustment Amount” means the Project Capital Expenditures minus the Budgeted Capital Expenditures, which amount may be a positive or a negative number.

“Capital Expenditures True Up” has the meaning given to it in Section 2.9(b).

“Cash” means cash and Cash equivalents (including marketable securities and short term investments) calculated in accordance with GAAP.

“Casualty Cost” has the meaning given to it in Section 5.13.

“Casualty Loss” has the meaning given to it in Section 5.13.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §9601, et seq., as amended.

“Claim” means any demand, complaint, suit, claim, charge, action, investigation, legal proceeding (whether at law or in equity), order, ruling or arbitration.

“Claiming Party” has the meaning given to it in Section 9.4(a).

“Closing” means the closing of the transactions contemplated by this Agreement, as provided for in Section 2.6.

“Closing Certificates” means the officer’s certificates referenced in Section 6.3 and Section 7.3.

“Closing Date” means the date on which Closing occurs.

“Closing Purchase Price” has the meaning given to it in Section 2.5.

“Closing Working Capital Amount” has the meaning given to it in Section 2.9(c).

“Coal Support Obligations” means the following Support Obligations: Guaranty Agreement between Constellation Energy Group, Inc. and Alpha Coal Sales Co., LLC, dated July 22, 2011, Guaranty Agreement between Exelon Corporation and Consol Pennsylvania Coal Company, LLC, dated June 27, 2012, Guaranty Agreement between Constellation Energy Commodities Group, Inc., Arch Coal Sales Company, Inc. and Arch Energy Resources, LLC, dated March 19, 2012, Guaranty Agreement between Constellation Energy Group, Inc. and Patriot Coal Sales, LLC, dated April 7, 2011 and Guaranty Agreement between Constellation Energy Group, Inc. and COALTRADE, LLC, COALSALES II, LLC, Peabody COALTRADE Australia Pty Ltd., COALSALES, LLC, COALTRADE International, LLC and Peabody COALTRADE International Limited, LLC, dated August 20, 2010.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Condemnation Value” has the meaning given to it in Section 5.14.

“Confidential Information” has the meaning given to it or the term “Evaluation Material” in the Confidentiality Agreement.

“Confidentiality Agreement” means the Confidentiality Agreement dated April 13, 2012 between Seller and Riverstone Investment Group LLC.

“Contract” means any legally binding contract, lease, license, evidence of Indebtedness, mortgage, indenture, purchase order, binding bid, letter of credit, security agreement or other legally binding arrangement, but shall exclude Permits.

“C.P. Crane Facility” means the approximately 399 megawatt coal, oil and/or natural gas- fired generation facility located in Middle River, Maryland, all other improvements relating to the ownership, operation and maintenance of said generating plant and associated equipment and all associated expansion, conversion and development rights related to said generating facility and, to the extent required to be divested, transferred or assigned to the purchaser of the Facilities by the Final Order, any other assets relating thereto.

“Deductible Amount” means 1.5% of the Base Purchase Price.

“Deeds” mean the form of deeds by which the Owned Real Property shall be conveyed to Buyer, substantially in the forms attached hereto as Exhibits C, D and E.

“Designated Representations” means the representations and warranties contained in Section 3.1 (Organization), Section 3.2 (Acquired Entity), Section 3.3 (Authorization of Transaction), Section 3.5(a) (Title to Acquired Assets) (other than to the extent such representation and warranty relates to real property), Section 3.20 (Brokers), Section 3.21 (No Indebtedness), Section 4.1 (Organization), Section 4.2 (Authorization of Transaction) and Section 4.9 (Brokers).

“Division” means the Antitrust Division of the United States Department of Justice.

“Effective Date” means the date of this Agreement.

“Emission Allowances” means, collectively, NOx Allowances and SO2 Allowances.

“Environmental Claim” means any Claim or Loss arising out of or related to any Environmental Law or Environmental Permit, whether occurring before or after the Effective Date or the Closing Date.

“Environmental Condition” means the presence of Hazardous Substances at, on, in, over, from or under the Sites (including the air, soil or groundwater thereof), including any migration of such Hazardous Substances from the Sites.

“Environmental Indemnity Claim” has the meaning given to it in Section 9.5.

“Environmental Permits” has the meaning given to it in Section 3.15(a).

“Environmental Laws” means all federal, state and local laws, regulations, rules, ordinances, codes, common law decrees, judgments, directives, or judicial or administrative orders relating to pollution or protection of the environment, natural resources or human health and safety, including laws relating to Releases or threatened Releases of Hazardous Substances (including to air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, arrangement for disposal, Release, transport or handling of Hazardous Substances, laws relating to record keeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and Laws relating to the management, use, restoration, or compensation for use of or damage to natural resources.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity, trade or business that is a member of a group described in Section 414(b) or (c) of the Code or Section 400l(b)(l) of ERISA that includes Seller, or that is a member of the same “controlled group” as Seller pursuant to Section 4001(a)(14) of ERISA.

“Estimated Capital Expenditures Adjustment Amount” has the meaning given to it in Section 2.5(c).

“Estimated Closing Statement” has the meaning given to it in Section 2.9(a).

“Estimated Fuel Inventory Amount” has the meaning given to it in Section 2.5(d).

“Estimated Proration Amount” has the meaning given to it in Section 2.10(a).

“Estimated Working Capital Amount” has the meaning given to it in Section 2.9(a).

“Excluded Assets” has the meaning given to it in Section 2.2.

“Excluded Liabilities” has the meaning given to it in Section 2.4.

“Exelon” means Exelon Corporation.

“Facilities” has the meaning given to it in the recitals to this Agreement.

“FERC Order” has the meaning given to it in the Recitals.

“Final Judgment” has the meaning given to it in the Recitals.

“Final Remainder Capacity” has the meaning given to it in Section 5.26(b).

“FIRPTA Affidavit” means the affidavit to be delivered at Closing pursuant to Section 1445(b)(2) of the Code and the Treasury Regulations promulgated thereunder, to establish that Seller is not a “foreign person” within the meaning of that Section.

“First Auction” has the meaning given to it in Section 5.26(a).

“First Remainder Uncleared Capacity” has the meaning given to it in Section 5.26(b).

“Fuel Inventory” means coal (including treated coal), lignite, limestone, petroleum coke, fuel oil, natural gas or alternative fuel inventories which exclusively relate to the use, ownership, operation or maintenance of any of the Facilities, the Acquired Assets or any part thereof as determined in accordance with Schedule 1.1-IA. Fuel Inventory does not include any inventories relating to the use, ownership, operation or maintenance of the Excluded Assets.

“Fuel Inventory Adjustment Amount” has the meaning given to it in Section 2.9(c).

“Fuel Inventory Amount” means an amount equal to the value of the Fuel Inventory, which shall be (a) determined in accordance with Schedule 1.1-IA and (b) measured during the period beginning ten (10) Business Days before the Closing Date and ending five (5) Business Days after the Closing Date by one or more mutually agreed Persons that are not Affiliates of Buyer or Seller.

“GAAP” means generally accepted accounting principles in the United States of America applied on a basis consistent with Seller’s past practice relating to the business and operations of the Acquired Assets.

“Good Utility Practice” means any of the practices, methods, standards, procedures and acts engaged in or approved by a significant portion of the merchant generating industry during the relevant time period, or any of the practices, methods, and acts which, in the exercise of reasonable judgment in light of the facts known at the time the decision is made, could have been expected to accomplish the desired result in a manner consistent with good business practices, Law, reliability, safety, and expedition. “Good Utility Practice” is not intended to be limited to the optimum practice, method, or act to the exclusion of all others, but rather is intended to include acceptable practices, methods, or acts generally accepted in the region.

“Governmental Authority” means any government, court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States or any state, county, city or other political subdivision or similar governing entity, and including any governmental, quasi-governmental or non-governmental body administering, regulating or having general oversight over natural gas, electricity, power or other markets.

“Guaranteed Obligations” has the meaning given to it in Section 11.1.

“Guarantor” has the meaning give to it in the recitals to this Agreement.

“Guaranty Expiration Date” has the meaning given to it in Section 11.1.

“H.A. Wagner Facility” means the approximately 977 megawatt coal, oil and/or natural gas-fired generation facility located in Pasadena, Maryland, all other improvements relating to the ownership, operation and maintenance of said generating plant and associated equipment and all associated expansion, conversion and development rights related to said generating facility and, to the extent required to be divested, transferred or assigned to the purchaser of the Facilities by the Final Order, any other assets relating thereto.

“Hazardous Substances” means (a) any petrochemical or petroleum products, oil or coal ash, radioactive materials, radon gas, asbestos in any form that is or could become friable, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid which may contain levels of polychlorinated biphenyls; (b) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants” or “pollutants” or words of similar meaning and regulatory effect; or (c) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any applicable Environmental Law.

“Hiring Time” has the meaning set forth in Section 5.9(a).

“Hold Separate Order” means the Hold Separate Stipulation entered into between Seller and Division dated May 23, 2012, in the case captioned United States of America v. Exelon Corporation and Constellation Energy Group, Inc., Case N. 11-cv-02276, United States District Court for the District of Columbia.

“Indebtedness” means any of the following: (a) any indebtedness for borrowed money; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities arising in the ordinary course of business consistent with past practices; (d) any obligations as lessee under capitalized leases; (e) any obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities; (f) any guaranty of any of the foregoing (except in the cases of (e) and (f), for Support Obligations); and (g) any accrued interest, prepayment penalties, premiums, late charges, penalties and collection fees relating to any of such indebtedness.

“Indemnified Party” means a Person entitled to be indemnified by another Person pursuant to the terms of this Agreement.

“Indemnifying Party” means a Person required to indemnify another Person pursuant to the terms of this Agreement.

“Independent Accountant” means Grant Thornton LLP or such other nationally recognized firm of independent public accountants as may be mutually agreed by Buyer and Seller.

“Independent Appraiser” has the meaning given to it in Section 2.11.

“Intellectual Property” means the following intellectual property rights, both statutory and common law rights, if applicable: (a) copyrights, registrations and applications for registration thereof, (b) trademarks, service marks, trade names, slogans, domain names, logos, trade dress, and registrations and applications for registrations thereof, (c) patents, as well as any reissued and reexamined patents and extensions corresponding to the patents, and any patent applications, as well as any related continuation, continuation in part and divisional applications and patents issuing therefrom and (d) trade secrets and confidential information, including ideas, designs, concepts, compilations of information, methods, techniques, procedures, processes and other know-how, whether or not patentable.

“Interim Period” means the period commencing on the date of this Agreement and ending at the time of the Closing on the Closing Date.

“Knowledge” means, when used in a particular representation in this Agreement, with respect to Seller, the actual knowledge of the persons identified on Schedule 1.1-K, after reasonable inquiry of those persons employed by Seller whom such individuals reasonably believe in good faith to be generally responsible for the information, facts or events with respect to which such representation applies.

“Laws” means all laws, rules, statutes, regulations, codes, injunctions, judgments, orders (including the Final Judgment and FERC Order), decrees, rulings, interpretations, constitutions, ordinances, common law, or treaties, of any Governmental Authority or any foreign, international, or multinational government or administration and related agencies.

“Lease” and “Leases” have the meanings given to them in Section 3.16(b).

“Leased Real Property” has the meaning given to it in Section 3.16(b).

“Liability” or “Liabilities” means any liability or obligation (whether billed or unbilled, known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated and whether due or to become due).

“Lien” means any mortgage, pledge, lien, security interest, charge, claim, equitable interest, option, encumbrance, easement, title imperfection, restriction on transfer, conditional sale or other title retention device or arrangement (including a capital lease), transfer for security for the payment of any Indebtedness, whether relating to any property or right or the income or profits therefrom.

“Loss” means any and all judgments, losses, liabilities, amounts paid in settlement, damages, fines, penalties, deficiencies, costs, Taxes, obligations and expenses (including interest, court costs, reasonable fees of attorneys, accountants and other experts and other reasonable expenses of litigation or other proceedings). For all purposes in this Agreement, the term “Losses” does not include any Non-reimbursable Damages.

“Lot 15” means the landfill located at the location described on Schedule 1.1-L15.

“Lot 15 Solid Waste Permit” means the refuse disposal permit for Lot 15 for which Seller commenced an application with the Phase I and Phase II submissions to the Maryland Department of Environment in April and November 2011, respectively.

“Maryland Clean Coal” has the meaning given to it in the Maryland Clean Coal, a Business of Constellation Energy Group, Inc., Combined Financial Statements for the years ended December 31, 2011, 2010 and 2009, audited by PricewaterhouseCoopers LLP.

“Material Adverse Effect” means any occurrence, condition, change, development, event or effect that is materially adverse to the business, Assets, liabilities, operation or condition (physical, financial or otherwise) of the Facilities, the Acquired Assets or the Assumed Liabilities, taken as a whole in the aggregate, except for (a) any change or effect resulting from changes in the international, national, regional or local wholesale or retail markets for electric power, (b) any change or effect resulting from the international, national, regional or local markets for fuel used at the Facilities, (c) any change or effect resulting from changes in the North American, national, regional or local transmission system, (d) any change in applicable Laws, (e) any change or effect resulting from a change in GAAP, (f) any change or effect resulting from the announcement or pendency of the transactions contemplated by this Agreement, (g) any change or effect in regulatory or political conditions, including any acts of war or terrorism, (h) any change or effect resulting from changes in the national, regional or local economic or financial conditions or securities markets, (i) strikes, work stoppages or other labor disturbances other than those involving only the Facilities workforce, and (j) increases in costs of commodities or supplies, including fuel (provided, that in the case of clauses (a), (b), (c), (d), (e), (g), (h) and (j), such occurrence, condition, change, development, event or effect shall only be excluded to the extent it does not have a disproportionate adverse effect on one or more of the Facilities, as compared to other Persons engaged in the coal fired power generation business).

“Material Contracts” has the meaning given to it in Section 3.12(a).

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA previously or currently covering any Seller Employees or Off-Site Employees.

“Non-reimbursable Damages” has the meaning given to it in Section 9.3(b).

“Notice of Objection” has the meaning given to it in Section 2.9(d).

“NOx” means oxides of nitrogen.

“NOx Allowance” means an allowance or authorization used to comply with an NOx Budget Program, including: (a) an Allowance as that term is defined in Md. Environment Code Ann. § 2-1001(c)(2); (b) an NOx Ozone Season Allowance as that term is defined in COMAR 26.11.01.01B (24-1); (c) a CAIR NOx allowance, as that term is defined in 40 CFR 96.102; (d) a

CAIR NOx Ozone Season allowance, as that term is defined in 40 CFR 96.302; (e) an NOx allowance or authorization (or similar term) as set forth in Laws that may be promulgated by the State of Maryland after the date hereof to implement the federal Clean Air Interstate Rule published in the Federal Register on May 12, 2005; and (f) an NOx allowance or authorization (or similar term) promulgated pursuant to any future U.S. federal or state Laws that amends or supersedes any of the foregoing.

“NOx Budget Program” means a statutory or regulatory program promulgated by the U.S. or a state pursuant to which the U.S. or state provides for a limit on the amount of NOx that can be emitted by all sources covered by the program and establishes tradable allowances or authorizations as the means for ensuring compliance with the limit.

“Off-Site Disposal Facility” means a facility not located at the Facilities which receives from Seller or has received from Seller Hazardous Substances from the Facilities for recycling, disposal, treatment, storage or processing; provided that Off-Site Disposal Facility does not include Lot 15 or any property to which Hazardous Substances that were Released on or at the Sites or Lot 15 have migrated.

“Off-Site Disposal Liabilities” has the meaning set forth in Section 2.4(f).

“Off-Site Employees” has the meaning set forth in Section 3.18(a).

“Outstanding Coal Support Obligations” has the meaning set forth in Section 5.19.

“Owned Real Property” means collectively, each parcel of real property owned in fee by Seller that is listed on Schedule 1.1-ORP, together with all improvements, structures and fixtures thereon.

“Owned Vessels” means the vessels and barges owned by Seller and identified on Schedule 1.1-OV.

“Parties” means collectively, Buyer and Seller.

“Permit Applications” has the meaning given to it in Section 2.1(e).

“Permits” means all licenses, permits, certificates of authority, authorizations, approvals, registrations, franchises and similar consents and orders issued or granted by a Governmental Authority.

“Permitted Contract” means a Contract (a) entered into, terminated or amended in the ordinary course of business which will be fully performed prior to Closing (without any continuing Liability to Buyer (or its designee) on after Closing), (b) that does not increase an Assumed Liability or which increases an Assumed Liability by an amount of $250,000 or less individually or $5,000,000 or less in the aggregate with other such Contracts, (c) entered into, terminated or amended in connection with any of the planned outages identified in Schedule 3.6 and which has a value of $2,500,000 or less in the aggregate with other such Contracts related to the planned outage (except Contracts permitted under Section 5.4(d)), or (d) permitted by Section 5.4(d).

“Permitted Lien” means any of the following: (a) Liens for Taxes or other charges or assessments by any Governmental Authority to the extent that the payment thereof is not in arrears or otherwise due or is being contested in good faith (in the case of any such contest in good faith, where adequate reserves have been established to the extent required by GAAP); (b) encumbrances on real property in the nature of zoning restrictions, building and land use Laws, ordinances, orders, decrees, restrictions or any other conditions imposed by any Governmental Authority on the Owned Real Property or the Leased Real Property if the same do not have a materially adverse effect on the operation or use of such property in the business of any of the Facilities or the Acquired Assets as conducted on the Effective Date; (c) easements, title imperfections and similar matters if the same do not materially impair the value, or materially detract from the operation or use of any of the Facilities or the other Acquired Assets as conducted on the Effective Date; (d) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen, statutory or common law liens to secure claims for labor, materials or supplies and other like liens, that secure obligations to the extent that payment thereof is not in arrears or otherwise due and that have been incurred under Good Utility Practice; (e) any Lien or title imperfection with respect to the Acquired Assets created by or resulting from any act or omission of Buyer; (f) any Lien shown on (i) that certain ALTA/ACSM Land Title Survey, dated as of June 7, 2012, prepared by Morris & Ritchie Associates, Inc. with respect to the Brandon Shores Facility and the H.A. Wagner Facility, (ii) that certain ALTA/ACSM Land Title Survey, dated as of June 15, 2012, prepared by Daft McCune Walker, Inc. with respect to the C.P. Crane Facility, or (iii) that certain ALTA/ACSM Land Title Survey, dated as of June 15, 2012, prepared by Century Engineering, Inc. with respect to the Lot 15; and (g) matters set forth on Schedule 1.1-PL.

“Person” means any natural person, corporation, general partnership, limited partnership, limited liability company, proprietorship, other business organization, trust, union, entity, association or Governmental Authority.

“Personal Property Leases” means all leases of personal property which relate to any of the Acquired Assets or the use, ownership, operation or maintenance of any of the Facilities.

“PJM” means Pennsylvania New Jersey Maryland Interconnection, LLC, a regional transmission organization that coordinates the movement of wholesale electricity in all or parts of thirteen states and the District of Columbia.

“PJM 5004/05” means the combination of the Keystone-Juniata 5004 transmission line and the Conemaugh-Juniata transmission line.

“PJM MAAC” means the Mid-Atlantic Area Council region of the PJM region.

“Price Differential” has the meaning given to it in Section 5.26(c).

“Project Capital Expenditures” means the actual amount of capital expenditures for the projects set forth on Schedule 1.1-BCE and which are incurred by Seller during the Interim Period, which for purposes of clarification shall not include allocations of any indirect costs or overhead.

“Purchase Price” has the meaning given to it in Section 2.5.

“Reciprocal Easement Agreement” means a Reciprocal Easement Agreement in form and substance reasonably satisfactory to Buyer and Seller, relating to the use by Buyer and Seller of certain easements, rights of way, attachment rights or other rights of use in, on, over, and above, or with respect to, the real and personal property at the Brandon Shores Facility and the H.A. Wagner Facility, on the one hand, and Lot 1, including the Fort Smallwood office building, on the other hand; provided that the Reciprocal Easement Agreement shall not require an amendment of the Subdivision Plat Amendment as currently in effect and recorded with the applicable county.

“Release” means any release, spill, emission, migration, leaking, pumping, injection, deposit, disposal or discharge of any Hazardous Substances into the environment.

“Remediation” means an action of any kind to address an Environmental Condition or Release of Hazardous Substances, including any or all of the following activities: (a) monitoring, investigation, assessment, treatment, cleanup, containment, removal, mitigation, response or restoration work; (b) obtaining any permits, consents, approvals or authorizations of any Governmental Authority necessary to conduct any such activity; (c) preparing and implementing any plans or studies for any such activity; (d) obtaining a written notice from a Governmental Authority with jurisdiction over the Acquired Assets or any location under Environmental Laws that no material additional work is required by such Governmental Authority; (e) the use, implementation, application, installation, operation or maintenance of removal actions on the Acquired Assets or any location, remedial technologies applied to the surface or subsurface soils or sediments, excavation and treatment or disposal of soils or sediments at any location, systems for long-term treatment of surface water or ground water, engineering controls or institutional controls; and (f) any other activities reasonably determined by a party to be necessary or appropriate or required under Environmental Laws to address an Environmental Condition or a Release of Hazardous Substances. Remediation does not include payment of compensation for natural resource damages.

“Representatives” means, as to any Person, the officers, directors, partners, managers members, shareholders, and employees, counsel, accountants, financial advisors, sources of financing (including counsel for such sources) and consultants of such Person and its Affiliates, as applicable.

“Responding Party” has the meaning given to it in Section 9.4(a).

“Restoration Cost” has the meaning given to it in Section 5.13.

“Review Period” has the meaning given to it in Section 2.9(d).

“RGGI Allowances” has the meaning given to it in Section 5.21.

“Schedules” means the disclosure schedules for this Agreement.

“Second Auction” has the meaning given to it in Section 5.26(b).

“Second Remainder Uncleared Capacity” has the meaning given to it in Section 5.26(b).

“Seller” has the meaning given to it in the introduction to this Agreement.

“Seller Adjustment Statement” has the meaning given to it in Section 2.9(b).

“Seller Employee Benefit Plan” means (a) each “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, that covers Seller Employees or Off-Site Employees, (b) each stock bonus, stock ownership, stock option, stock purchase, stock appreciation right, phantom stock, or other stock plan (whether qualified or nonqualified) that covers Seller Employees or Off-Site Employees, and (c) each bonus, incentive compensation plan or other employee plan, arrangement or program that covers Seller Employees or Off-Site Employees, in each case of clauses (a) through (c) established or maintained by Seller or its Affiliates or to which Seller or its Affiliates contributes or otherwise has any Liabilities. Seller Employee Benefit Plans do not include any Multiemployer Plans.

“Seller Employees” has the meaning given to it in Section 3.18(a).

“Seller Indemnified Parties” has the meaning given to it in Section 9.1(b).

“Seller’s Marks” means the names, marks and logos of Seller, Exelon, BGE and their Affiliates existing as of the Closing Date.

“Seller’s Required Consents” means (a) those consents, approvals, orders or authorizations of, or registrations, declarations or filings with, Governmental Authorities or Persons that are required by applicable Law, Permit or Contract in order for Seller to consummate the transactions contemplated by this Agreement and are set forth on Schedule 1.1-SRC attached hereto and (b) the approval of, or consent to, the transactions contemplated by this Agreement by the United States Department of Justice or, if necessary, the court overseeing the Final Judgment.

“Sites” means the parcels of land included in the Owned Real Property and the Leased Real Property, including the surface and subsurface elements and the soils and groundwater present at the Sites. Any references to items “at the Sites” shall include all items at, in, on, upon, over, across, under, and within the Sites.

“SO2” means sulfur dioxide.

“SO2 Allowance” means an allowance or authorization used to comply with an SO2 Budget Program, including: (a) an Allowance as that term is defined in 40 CFR § 72.2; (b) a CAIR SO2 Allowance, as that term is defined in 40 CFR 96.202; (c) an Allowance as that term is defined in Md. Environment Code Ann. § 2-1001(c)(1); (d) an SO2 allowance or authorization (or similar term) as set forth in Laws that may be promulgated by the State of Maryland after the date hereof to implement the federal Clean Air Interstate Rule published in the Federal Register on May 12, 2005; and (e) an SO2 allowance or authorization (or similar term) promulgated pursuant to any future U.S. federal or state Law that amends or supersedes any of the foregoing.

“SO2 Budget Program” means a statutory or regulatory program, promulgated by the U.S. or a state pursuant to which the U.S. or state provides for a limit on the amount of SO2 that can be emitted by all sources covered by the program and establishes tradable allowances or authorizations as the means for ensuring compliance with the limit.

“Solar Facility License Agreement” means the agreement by which Buyer shall grant to Constellation Solar Maryland, LLC certain rights specified therein, in substantially the form attached hereto as Exhibit J.

“Specified Available Capacity” has the meaning given to it in Section 5.26(a).

“Specified Cleared Capacity” has the meaning given to it in Section 5.26(b).

“Support Obligations” means, collectively, each guaranty, letter of credit, performance or surety bond or similar credit support arrangement issued by or for the account of Seller or any of its respective Affiliates in relation to the Acquired Assets or the Facilities shown on Schedule 5.19 and, with the consent of Buyer, any other such guaranty, letter of credit, performance or surety bond or similar credit support arrangement issued by Seller or any of its respective Affiliates with respect to the Acquired Assets or the Facilities.

“T&D” means the transmission and distribution of electricity or natural gas.

“T&D Assets” means the transmission, distribution, communication, substation and other assets necessary for the current or future transmission or distribution of electricity or natural gas by Seller or its Affiliates, but does not, for the avoidance of doubt, include any Material Contract or Assigned Contract.

“Tax” or “Taxes” means (a) any federal, state, local or foreign income, franchise, gross receipts, ad valorem, sales and use, employment, social security, disability, occupation, property, severance, value added, transfer, capital stock, excise, withholding, premium, occupation or other taxes, levies or other like assessments, customs, duties, imposts, charges, surcharges or fees imposed by or on behalf of any Taxing Authority, including any interest, penalty thereon or addition thereto and (b) any Liability for amounts described in clause (a) as a result of transferee Liability, by Contract or otherwise.

“Tax Return” means any return, report, form, declaration, claim for refund, information report or return, statement, supplementary or supporting schedules or other information required to be filed with any Taxing Authority with respect to Taxes.

“Taxing Authority” means, with respect to any Tax, the governmental entity (including the Internal Revenue Service) or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision.

“Terminated Contracts” has the meaning given to it in Section 5.6.

“Third Auction” has the meaning given to it in Section 5.26(b).

“Threshold Working Capital Amount” means an amount equal to the sum of (i) $15,000,000 if Closing occurs on or prior to October 31, 2012, (ii) $10,000,000 if Closing occurs after October 31, 2012 but on or prior to November 30, 2012, (iii) $5,000,000 if Closing occurs after November 30, 2012 but on or prior to December 31, 2012 or (iv) $0 if Closing occurs after December 31, 2012.

“Transaction Materials” has the meaning given to it in Section 8.2(c).

“Transfer Taxes” means all transfer, sales, ad valorem, use, goods and services, value added, documentary, stamp duty, gross receipts, excise, transfer and conveyance Taxes with respect to the sale or assignment of real, personal, tangible or intangible property or any interest therein and other similar Taxes, duties, fees or charges, together with any interest, penalties or additions in respect thereof.

“Transferred Permits” has the meaning given to it in Section 2.1(d).

“Transferred Employee” has the meaning given to it in Section 5.9(a).

“Transition Services Agreement” means a transition services agreement between Seller and Buyer and/or its designee, substantially in the form attached hereto as Exhibit F.

“Welfare Benefits” has the meaning given to it in Section 5.9(e).

“Working Capital” means, without duplication, the excess of (a) all current assets transferred to Buyer (or its designee) as of Closing as part of the Acquired Assets pursuant to this Agreement (excluding Fuel Inventory, other inventory, and capital spares) over (b) all current liabilities assumed by or allocable to Buyer or any of its Affiliates or designees as of Closing as an Assumed Liability pursuant to this Agreement, in the case of clauses (a) and (b): (i) excluding Excluded Assets, Excluded Liabilities, Emissions Allowances and RGGI Allowances, (ii) excluding any current assets associated with the Capital Expenditures Adjustment Amount (which shall be accounted for in the Capital Expenditures Adjustment Amount), (iii) including any current liability associated with (A) any Assigned Contract that did not transfer to Buyer or any of its Affiliates as of Closing but for which Buyer or an Affiliate is or will be allocated the burdens thereof pursuant to Section 5.22(c) or (B) Fuel Inventory, (iv) excluding mark to market accounting impacts, and (v) determined in accordance with GAAP.

“Working Capital Adjustment Amount” has the meaning given to it in Section 2.9(c).

Section 1.2 Rules of Construction.

(a) All article, section, subsection, schedule and exhibit references used in this Agreement are to articles, sections, subsections, schedules and exhibits to this Agreement unless otherwise specified. The exhibits and schedules attached to this Agreement constitute a part of this Agreement and are incorporated in this Agreement for all purposes.

(b) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The words “includes” or “including” shall mean “including without limitation,” the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular Section or article in which such words appear. Any reference to a Law shall include any amendment thereof or any successor thereto and any rules and regulations promulgated thereunder. Currency amounts referenced in this Agreement are in U.S. Dollars.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(d) Each Party and Guarantor acknowledges that it and its attorneys have been given an equal opportunity to negotiate the terms and conditions of this Agreement and that any rule of construction to the effect that ambiguities are to be resolved against the drafting party or any similar rule operating against the drafter of an agreement shall not be applicable to the construction or interpretation of this Agreement.

(e) All accounting terms used herein and not expressly defined herein shall have the respective meanings given such terms under GAAP.

ARTICLE II

PURCHASE AND SALE AND CLOSING

Section 2.1 Purchase and Sale of Assets. Seller agrees to (or to cause its applicable Affiliate to) sell, assign and transfer to Buyer or its designee, and Buyer agrees to purchase (or cause its designee to purchase) from Seller at the Closing, subject to and upon the terms and conditions contained herein, each Facility and all of the following properties and assets used, or held for use, in the operation of any of the Facilities (collectively, the “Acquired Assets”) free and clear of all Liens other than Permitted Liens:

(a) the Owned Real Property and the easements, rights of way, real property licenses and other real property entitlements related to the Owned Real Property or the Leased Real Property;

(b) the machinery, equipment, materials, supplies, spare parts, fixed assets, furniture, inventory, vehicles, railcars, boats, Owned Vessels and other tangible and intangible personal property owned by Seller or any of its Affiliates which is located at the Facilities (if related solely to any of the Acquired Assets) or in transit to (if related solely to any of the Acquired Assets), or otherwise used exclusively for, the Facilities or the Acquired Assets, and all applicable warranties against manufacturers or vendors, other than the Excluded Assets;

(c) all Fuel Inventory;

(d) all Permits listed on Schedule 2.1(d) (the “Transferred Permits”), to the extent transferrable; provided that Seller shall, during the Interim Period, amend such Schedule to account for applicable changes arising during the Interim Period, to the extent such changes are permitted by Section 5.4;

(e) all applications for Permits listed on Schedule 2.1(e) existing or, to the extent permitted by this Agreement, filed on or before the Closing Date related to any of the Facilities or the Acquired Assets (“Permit Applications”), to the extent transferable;

(f) all of the right, title and interest of Seller and any of its Affiliates in and to Contracts, agreements, use or occupancy agreements, licenses, subleases and leases relating to the use, ownership, operation or maintenance of any of the Facilities or the Acquired Assets, including any Leases, Personal Property Leases, in each case listed on Schedule 2.1(f) (the “Assigned Contracts”); provided that Seller shall, during the Interim Period, amend such Schedule to account for additional Contracts (including Capital Commitments) entered into during the Interim Period, to the extent such additional Contracts relate to the use, ownership, operation or maintenance of any of the Facilities or the Acquired Assets and are permitted by Section 5.4;

(g) subject to the right of Seller to the extent set forth herein to retain copies for its use, all Books and Records;

(h) the right to use the names “C.P. Crane,” “Brandon Shores” and “H.A. Wagner” to the extent Seller or any of its Affiliates has the right to use the names;

(i) all of the right, title and interest of Seller and any of its Affiliates in and to the Intellectual Property listed on Schedule 2.1(i); provided that Seller may, during the Interim Period, amend such Schedule with the consent of Buyer (such consent not to be unreasonably withheld) to account for applicable changes arising during the Interim Period, to the extent such changes are not prohibited by this Agreement;

(j) 100% of the equity interests in Fort Armistead Road – Lot 15 Landfill, LLC, a Delaware corporation (the “Acquired Entity”);

(k) all vehicles, Owned Vessels and other rolling stock used in the construction, operation or maintenance of any of the Facilities, the Acquired Assets or any part thereof, but not including those relating primarily to the operation or maintenance of the Excluded Assets;

(l) the Emission Allowances identified on Schedule 2.1(l); provided that Seller shall, during the Interim Period, amend such Schedule to account for any additional Emission Allowances that are granted or issued to the Facilities before the Closing Date, as contemplated by Section 5.25;

(m) all accounts and notes receivable (including those resulting from any sale of electricity, capacity or ancillary services from other current assets relating to any of the Facilities, the Assigned Contracts or the other Acquired Assets), whether allocable to a period ending on, before or after the Closing Date (except any receivables that relate exclusively to an Excluded Liability); and

(n) the rights which accrue or will accrue to Buyer or its designee under this Agreement or any of the Ancillary Agreements.

Section 2.2 Excluded Assets. Notwithstanding anything to the contrary in this Agreement, there shall be excluded from the Acquired Assets to be sold, assigned, transferred, conveyed or delivered to Buyer or its designee hereunder, and to the extent in existence on the Closing Date, there shall be retained by Seller, any and all right, title or interest to the following assets, properties and rights (collectively, the “Excluded Assets”):

(a) (i) the property comprising or constituting any or all of the T&D Assets located at the Sites (whether or not regarded as a “transmission,” “distribution” or “generation” asset for regulatory or accounting purposes), (A) including all switchyard facilities, substation facilities and support equipment, as well as all Permits and Contracts, that relate primarily to the T&D Assets but (B) excluding any Transferred Permit, Permit Application or Assigned Contract or any “Producer’s Facilities” (as such term is defined in the Operations Coordination and Interconnection Agreement, between Constellation Power Source Generation, Inc. and Baltimore Gas and Electric Company, dated June 14, 2000, effective July 6, 2011) relating solely to the Facilities, and (ii) those certain assets and facilities identified exclusively for use by Baltimore Gas and Electric Company and its Subsidiaries for telecommunications purposes;

(b) all Cash, checkbooks and canceled checks, bank deposits and property or income tax receivables or any other Tax refunds to the extent allocable to a period (or portion thereof) ending on or before the Closing Date and to the extent paid by or on behalf of Seller or its Affiliates, in each case other than any such item (i) included as a current asset in Working Capital or (ii) for which an adjustment to the Purchase Price was made pursuant to this Agreement, including Section 2.10;

(c) any properties, assets, rights, equipment, business, operation, subsidiary or division of Seller or any of its Affiliates (other than the Acquired Entity), whether tangible or intangible, real, personal or mixed, not expressly set forth in Section 2.1;

(d) any and all of Seller’s rights in any contract or arrangement representing an intercompany transaction, agreement or arrangement between Seller and an Affiliate of Seller, whether or not such transaction, agreement or arrangement relates to the provisions of goods or services, payment arrangements, intercompany charges or balances or the like including, but not limited to, the Terminated Contracts, but excluding any Assigned Contract;

(e) all rights of Seller or its Affiliates (other than the Acquired Entity) in and to any causes of action against a third party (i) relating to any period ending on or before the Closing Date, or (ii) arising from any event, action or inaction occurring on or before the Closing Date, whether received as a payment or credit against future liabilities, including any rights or interests in respect of any refunds relating to certain Taxes paid by Seller for periods ending on or before the Closing Date, as such Taxes are to be prorated in accordance with Section 2.10, insurance proceeds, and, except as otherwise set forth in Section 5.14, condemnation awards, Excluded Assets or Excluded Liabilities, but excluding any such rights of Seller or its Affiliates (other than the Acquired Entity) to the extent the associated third party claims relate to an Assumed Liability or an Acquired Asset;

(f) Seller’s Marks;

(g) the corporate seals, charter documents, minute books, stock books, Tax Returns (subject to Section 5.11 and Section 5.12), books of account, records having to do with the corporate organization of Seller and all other books and records of Seller and its Affiliates (other than the Acquired Entity) other than the Books and Records;

(h) the rights which accrue or will accrue to Seller under this Agreement or any of the Ancillary Agreements;

(i) insurance policies of Seller and its Affiliates and, except as otherwise provided in this Agreement (including Section 5.13), insurance proceeds therefrom;

(j) records relating to the employees of Seller and its Affiliates other than those Transferred Employees who become employed by Buyer or its Affiliates, to the extent permitted by applicable Law;

(k) software not included in the Acquired Assets;

(l) the real property consisting of Lot 1, containing 27.561 acres, more or less, as shown on the plat prepared by Morris & Ritchie Associates, Inc. entitled “Revision of Wagner-Brandon Shores Subdivision Plat, Lot 1, Tract 1 – Parcel 1, Tract 1 – Parcel 2R and Tract 3,” dated June 26, 2012 and recorded or intended to be recorded among the Plat Records of Anne Arundel County, Maryland, together with (i) all improvements thereon, including the Office Building, but excluding the portions of the Shared Sanitary Sewer Line, the Warehouse Sanitary Sewer Line, and the Warehouse Storm Water Line located upon Lot 1, and (ii) subject to the terms of the Reciprocal Easement Agreement, the Fire Protection Water Supply Facilities and the Potable Water Supply Facilities, whether located on Lot 1 or on the sites of the Brandon Shores Facility or the H.A. Wagner Facility, as all such capitalized terms are defined in the Reciprocal Easement Agreement;

(m) any assets, including assets set aside in trust, with respect to employee benefit plans, programs or arrangements maintained or contributed to by Seller or its Affiliates; and

(n) the right, title and interest of Seller in, to and under all Emission Allowances of Seller or any of its Affiliates (other than the Emission Allowances set forth on Schedule 2.1(l)).

Section 2.3 Assumption of Liabilities. On the terms and subject to the conditions set forth herein, from and after the Closing, Buyer will assume and satisfy or perform all of the Liabilities of Seller in respect of, or otherwise arising from the ownership, operation or use of the Acquired Assets, (in each case other than the Excluded Liabilities as set forth in Section 2.4 below and other than Liabilities that are otherwise subject to indemnification by Seller pursuant to this Agreement), but in each case only to the extent expressly set forth below (the “Assumed Liabilities”):

(a) all Liabilities, except Off Site Disposal Liabilities, for Remediation of any Environmental Conditions in existence prior to, on or after the Closing Date;

(b) all Liabilities under (i) the Assigned Contracts, the Transferred Permits and the Permit Applications (including but not limited to the obligation to provide, subject to the provisions of Section 5.19, performance and credit assurance) in accordance with the terms thereof and (ii) the Contracts entered into by or on behalf of Seller with respect to the Acquired Assets during the Interim Period in accordance with Section 5.4 (including Capital Commitments);

(c) all Liabilities relating to Transferred Employees and occurring after the applicable Transferred Employee’s Hiring Time;

(d) all Liabilities of Seller directly and exclusively related to the Acquired Assets from a violation of Law (other than any such violation which is an Excluded Liability);

(e) all Liabilities to the extent arising from or relating to the operation or use of the Facilities or Acquired Assets occurring on or after the Closing and any other Liability expressly assumed by Buyer under this Agreement; and

(f) all Liabilities of Buyer (but not of Seller or its Affiliates) arising on or after Closing (i) under any regulatory order applicable to the Acquired Assets or (ii) imposed on Buyer or the Acquired Assets in connection with any Buyer’s Required Consents.

Notwithstanding anything to the contrary herein, nothing in this Section 2.3 shall limit or reduce any Buyer Indemnified Party’s rights to indemnification from Seller, or Seller’s obligations to indemnify the Buyer Indemnified Parties, pursuant to Section 9.1(a), including for any breach of a representation or warranty of Seller contained in Section 3.15.

Section 2.4 Excluded Liabilities. None of Buyer (or its designees) shall assume, satisfy or be responsible for the performance of any of the Liabilities of Seller or its Affiliates, except for the Assumed Liabilities. All Liabilities of Seller or its Affiliates other than the Assumed Liabilities are referred to herein as the “Excluded Liabilities”, all of which shall remain the sole responsibility of Seller and/or its Affiliates (other than the Acquired Entity). The Excluded Liabilities include the following:

(a) any Liability of Seller and/or any of its Affiliates in respect of or otherwise arising from the ownership, lease, operation, construction, modification, operation, maintenance or use of any Excluded Assets or any other assets of Seller or any Affiliate of Seller that are not Acquired Assets;

(b) any Liability of Seller and/or any of its Affiliates in respect of (i) any Indebtedness, including any Tax exempt Indebtedness relating to any of the Acquired Assets, (ii) any service terminated pursuant to Section 5.6 or (iii) any Terminated Contract;

(c) any Liability arising out of or in connection with any Seller Employee Benefit Plan, or any Liability for the termination of any Seller Employee Benefit Plan or any Liability arising out of or in connection with any other employee benefit plan (as such term is defined in Section 3(3) of ERISA) subject to Title IV of ERISA that Seller or any of its ERISA Affiliates sponsor, maintain or contribute to or have an obligation to contribute to;

(d) any Liability relating to any employees of Seller or any of its Affiliates who do not become Transferred Employees;

(e) any Liability relating to (i) any Transferred Employee and occurring or arising before the applicable Transferred Employee’s Hiring Time or (ii) any Transferred Employee’s termination of employment with Seller or its Affiliates, including without limitation Liability relating to severance pay and pay for any accrued but unused vacation or other paid time off;

(f) any Liability relating to the treatment, disposal, storage, discharge, Release, recycling or the arrangement for such activities at, or the transportation to, any Off-Site Disposal Facility on or prior to the Closing Date, of Hazardous Substances that were generated at the Sites (“Off-Site Disposal Liabilities”);

(g) any Liability for Claims relating to violations of Environmental Laws or Environmental Permits on or prior to the Closing Date;

(h) any Liability for Claims arising as a result of or in connection with any toxic tort, natural resource damages, loss of life or injury to persons due to Releases of Hazardous Substances or exposure to Hazardous Substances at, on, over, under or from the Sites on or prior to the Closing Date other than Liability for Claims in connection with or arising from Remediation by Buyer of any Environmental Condition;

(i) any Liability in respect of Taxes (i) imposed on or attributable to the Acquired Assets for any period (or portion thereof) ending on or before the Closing Date (including Seller’s portion of Taxes pro-rated pursuant to Section 2.10), (ii) attributable to or measured by reference to any business, activity or operation in which the Acquired Assets were used for periods (or portion thereof) ending on or before the Closing Date, or (iii) of Seller and/or any of its Affiliates not related to the Acquired Assets or any business, activity or operation in which the Acquired Assets were used;

(j) any Liability arising out of, relating to or in connection with (i) any Claim or cause of action arising out of or relating to those matters set forth on Schedule 3.8 or any other Claim that, as of the Closing Date, is pending against or, to Seller’s Knowledge, threatened against Seller or its Affiliates with respect to the Acquired Assets, (ii) Seller’s or its Affiliates’ fraud, willful misconduct or criminal action arising or occurring prior to Closing, or (iii) Claims for fines or penalties with respect to violations of Law or Permit arising or occurring prior to Closing with respect to the Acquired Assets;

(k) any Liability of Seller and/or any of its Affiliates arising before, on or after Closing under, relating to or in connection with any Seller’s Required Consent, the Final Judgment, the Final Order, the Hold Separate Order, the settlement agreement between the Independent Market Monitor for PJM Interconnection, L.L.C., and Exelon Corporation and Constellation Energy Group, filed on October 11, 2011, with the FERC in Docket No. EC11-83-000 and with the Maryland Public Service Commission in Case No. 9271, and/or Order No. 84698 of the Maryland Public Service Commission issued in Case No. 9271 on February 17, 2012 or any similar proceeding;

(l) any Liability of Seller or any of its Affiliates arising from or associated with any transaction between Seller and any of its Affiliates or among any of Seller’s Affiliates other than any Assumed Liability with respect to an Assigned Contract where the counterparty is an Affiliate of Seller;

(m) any Liability arising from the failure to satisfy a minimum purchase or delivery volume under any Assigned Contract with respect to Fuel Inventory during the calendar year ended December 31, 2012; and

(n) any Liability of Seller and/or any of its Affiliates arising from the making or performance of this Agreement (including Seller’s obligations under Section 9.1(a)) or an Ancillary Agreement or the transactions contemplated hereby or thereby.

Section 2.5 Purchase Price. Subject to the terms and conditions of this Agreement, including the last sentence of Section 2.9(f), at Closing, Buyer agrees to assume (or cause its designee to assume) the Assumed Liabilities and pay (or cause its designee to pay) to Seller an aggregate amount equal to (such amount, the “Closing Purchase Price”) (a) the Base Purchase Price, (b) plus or minus the Estimated Proration Amount as determined under Section 2.10, (c) plus or minus the Capital Expenditures Adjustment Amount as of the Closing Date, as estimated by Seller at least five (5) days prior to the Closing (such estimate, the “Estimated Capital Expenditures Adjustment Amount”), and (d) plus an amount equal to the value of the Fuel Inventory as of the Closing Date, as estimated by Seller at least five (5) days prior to the Closing (such estimate, the “Estimated Fuel Inventory Amount”). The Closing Purchase Price shall be subject to adjustment pursuant to Sections 2.9(a), 2.9(f) and 2.10(b) and the Closing Purchase Price, as so adjusted pursuant to such Sections, shall be herein referred to as the “Purchase Price.”

Section 2.6 Closing. The Closing shall take place at the offices of Morgan, Lewis & Bockius LLP, 1701 Market Street, Philadelphia, PA 19103 at 10:00 A.M. local time, on (a) the later of (i) the third Business Day after the conditions to Closing set forth in Articles VI and VII (other than actions to be taken or items to be delivered at Closing, but subject to satisfaction of such conditions at the Closing) have been satisfied or waived, or (ii) if agreed by Buyer and Seller in writing, on the last Business Day of the month in which the conditions to Closing set forth in Articles VI and VII (other than actions to be taken or items to be delivered at Closing, but subject to satisfaction of such conditions at the Closing) have been satisfied or waived or (b) such other date and at such other time and place as Buyer and Seller mutually agree in writing. All actions listed in Section 2.7 or 2.8 that occur on the Closing Date shall be deemed to occur simultaneously at the Closing. The Closing shall be deemed to be effective as of 11:59:59 p.m. EST on the Closing Date.

Section 2.7 Closing Deliveries by Seller to Buyer. At the Closing, Seller shall, and shall cause its Affiliates, as applicable to, deliver the following to Buyer (or its designee), duly executed and properly acknowledged, if appropriate:

(a) the Deeds;

(b) the Bills of Sale;

(c) the bills of sale substantially in the form of Exhibit H to convey to and vest in Buyer (or its designee) the Owned Vessels;

(d) one or more Assignment and Assumption Agreements executed by Seller and each other Affiliate of Seller (other than the Acquired Entity) that is a counterparty to an Assigned Contract or that holds a Transferred Permit or Permit Application;

(e) the Transition Services Agreement;

(f) the officer’s certificates referenced in Section 6.3;

(g) a FIRPTA Affidavit;

(h) lease agreement between Seller (or one of its Affiliates), as lessor, and Buyer or its designee, as lessee, in substantially the form of Exhibit I with respect to the Office Building referred to in Section 2.2(l);

(i) originals (if available) or copies of all Books and Records that are not located at the Facilities;

(j) the Solar Facility License Agreement;

(k) any vehicle title, registration documents or bills of sale necessary to effect the transfer of title to the Acquired Assets comprised of motor vehicles or boats from Seller to Buyer (or its designee);

(l) any notices or other documents required by any Person (i) as necessary for Buyer to be recognized as the owner of the Acquired Assets by PJM, to replace Seller as the party to all transactions with PJM associated with the Acquired Assets, and to receive all revenue from PJM associated with the Acquired Assets or (ii) to effect the transfer from Seller to Buyer (or its designee) of the Emission Allowances identified on Schedule 2.1(l);

(m) the Reciprocal Easement Agreement;

(n) evidence of termination by Seller, effective as of Closing, of the agreement attached hereto as Exhibit K; and

(o) such other documents as necessary to transfer the Acquired Assets to Buyer, each in form and substance reasonably satisfactory to Buyer and Seller.

Section 2.8 Closing Deliveries by Buyer to Seller. At the Closing, Buyer shall (or shall cause its designee to) deliver to Seller, duly executed and properly acknowledged, if appropriate:

(a) wire transfers of immediately available funds (to such account or accounts as Seller shall have notified Buyer of at least two (2) Business Days prior to the Closing Date) in an amount equal to the Closing Purchase Price, as adjusted by the Estimated Working Capital Amount;

(b) the Bills of Sale;

(c) the bills of sale substantially in the form of Exhibit H to convey to and vest in Buyer (or its designee) the Owned Vessels;

(d) the Assignment and Assumption Agreements referred to in Section 2.7 executed by Buyer or one of its Affiliates;

(e) the Transition Services Agreement;

(f) the officer’s certificates referenced in Section 7.3;

(g) all applicable exemption certificates with respect to Taxes that would otherwise be imposed with respect to the transactions contemplated by this Agreement;

(h) lease agreement between Seller (or one of its Affiliates), as lessor, and Buyer or its designee, as lessee, in substantially the form of Exhibit I with respect to the Office Building referred to in Section 2.2(l);

(i) the Solar Facility License Agreement; and

(j) the Reciprocal Easement Agreement.

Section 2.9 Working Capital Purchase Price Adjustment.

(a) At least (5) five days prior to the Closing, Seller shall deliver to Buyer a statement (the “Estimated Closing Statement”) reflecting Seller’s good faith estimate of Working Capital as of the Closing Date (the “Estimated Working Capital Amount”), the Estimated Capital Expenditures Adjustment Amount and the Estimated Fuel Inventory Amount, which Estimated Closing Statement shall include a detailed calculation of each such estimated amount and be accompanied by reasonable supporting documentation. At the Closing:

(i) If the Estimated Working Capital Amount is less than the Threshold Working Capital Amount, the Closing Purchase Price shall be reduced by an amount equal to such deficiency; and

(ii) If the Estimated Working Capital Amount is greater than the Threshold Working Capital Amount, the Closing Purchase Price shall be increased by an amount equal to such excess.

(b) Within sixty (60) days after the Closing, Seller shall prepare and deliver to Buyer a statement (the “Seller Adjustment Statement”), together with reasonable supporting documentation, setting forth the difference between the actual Capital Expenditures Adjustment Amount as of the Closing Date and the Estimated Capital Expenditures Adjustment Amount (such difference, the “Capital Expenditures True Up”).

(c) Within sixty (60) days after the Closing, Buyer shall prepare and deliver to Seller a statement (the “Buyer Adjustment Statement” and, together with the Seller Adjustment Statement, the “Adjustment Statements”), which sets forth (i) the difference between the actual Working Capital as of the Closing Date (the “Closing Working Capital Amount”) and the

Estimated Working Capital Amount (such difference, the “Working Capital Adjustment Amount”), and (ii) the difference between the actual Fuel Inventory Amount and the Estimated Fuel Inventory Amount (such difference, the “Fuel Inventory Adjustment Amount” and together with the Working Capital Adjustment Amount and the Capital Expenditures True Up, each an “Adjustment Amount”), together with reasonable supporting documentation.

(d) The Parties agree to reasonably cooperate in connection with the preparation of the Adjustment Statements and shall provide each other with such books, records and information as may be reasonably requested from time to time in connection therewith and in connection with each Party’s review thereof.

(e) Upon receipt from the preparing Party of an Adjustment Statement, the receiving Party shall have thirty (30) days to review such Adjustment Statement (the “Review Period”). The receiving Party may, on or prior to the last day of the Review Period, deliver a notice to the preparing Party (the “Notice of Objection”), which sets forth its objection to the preparing Party’s calculation of any Adjustment Amount to which the receiving Party objects. Any Notice of Objection shall specify those items or amounts with which the receiving Party disagrees, together with a written explanation of the reasons for disagreement with each such item or amount, and shall set forth the receiving Party’s calculation of such Adjustment Amount based on such objections, together with reasonable supporting documentation. Unless the receiving Party delivers the Notice of Objection to the preparing Party within the Review Period, the receiving Party shall be deemed to have accepted the preparing Party’s calculation of the Adjustment Amounts set forth in the preparing Party’s Adjustment Statement, and such Adjustment Statement shall be final, conclusive and binding. If a receiving Party timely delivers the Notice of Objection, upon expiration of such Review Period, the applicable Adjustment Statement shall become final, conclusive and binding except with respect to, and only to the extent of, those matters expressly objected to by the receiving Party in the Notice of Objection. If the receiving Party delivers the Notice of Objection to the preparing Party within the Review Period, Buyer and Seller shall, during the thirty (30) days following such delivery or any mutually agreed extension thereof, use their commercially reasonable efforts to reach agreement on the disputed items and amounts in order to determine the amount of the Closing Working Capital Amount, Fuel Inventory Amount and/or Capital Expenditures Adjustment Amount, as applicable. If such disputes are resolved, then the applicable Adjustment Statement, as adjusted for any changes agreed upon by the Parties, shall be final, binding and conclusive for all purposes hereunder. If, at the end of such period or any mutually agreed extension thereof, Buyer and Seller are unable to resolve their disagreements, they shall jointly retain and refer their disagreements to the Independent Accountant. The Independent Accountant shall base its determination solely on written submissions by Buyer and Seller and not on an independent review and shall not have the power to modify or amend any term or provision of this Agreement. The Parties shall instruct the Independent Accountant that it may not resolve any disagreement in such a way as to render the final (i) Closing Working Capital Amount greater than that which is proposed by Seller or less than that which is proposed by Buyer, (ii) Fuel Inventory Amount greater than that which is proposed by Seller or less than that which is proposed by Buyer, or (iii) Capital Expenditures Adjustment Amount greater than that which is proposed by Seller or less than that which is proposed by Buyer. Buyer and Seller shall make available to the Independent Accountant all relevant books and records and other items reasonably requested by the Independent Accountant. As promptly as practicable, but in no event later than thirty (30) days after its retention, the Independent Accountant shall deliver to Buyer and Seller a report which sets forth its resolution of the disputed items and amounts and its calculation of (as applicable) the Closing Working Capital Amount, the Capital Expenditures Adjustment Amount and/or the Fuel Inventory Amount. The decision of the Independent Accountant shall be final, conclusive and binding on the Parties. The costs and expenses of the Independent Accountant shall be shared equally by Buyer and Seller.

(f) Within ten (10) Business Days after a final determination of the Closing Working Capital Amount, Capital Expenditures Adjustment Amount, and Fuel Inventory Amount in accordance with Section 2.9(e), (i) if the finally determined Closing Working Capital Amount is greater than the Estimated Working Capital Amount, Buyer shall pay Seller the amount of such excess, (ii) if the finally determined Closing Working Capital Amount is less than the Estimated Working Capital Amount, Seller shall pay Buyer the amount of such deficiency, (iii) if the finally determined Capital Expenditures Adjustment Amount is greater than the Estimated Capital Expenditures Adjustment Amount, Buyer shall pay Seller the amount of such excess, (iv) if the finally determined Capital Expenditures Adjustment Amount is less than the Estimated Capital Expenditures Adjustment Amount, Seller shall pay Buyer the amount of such deficiency, (v) if the finally determined Fuel Inventory Amount is greater than the Estimated Fuel Inventory Amount, Buyer shall pay Seller the amount of such excess, and (vi) if the finally determined Fuel Inventory Amount is less than the Estimated Fuel Inventory Amount, Seller shall pay Buyer the amount of such deficiency. Each payment to be made under this Section 2.9(f) shall be by wire transfer of immediately available funds to an account designated by the Party entitled to receive such payment. The payments to be made pursuant to this Section 2.9(f) may, if they are due and payable within the same ten (10) Business Day period, be netted against each other. Notwithstanding anything contained in this Agreement, the maximum payment from Buyer to Seller with respect to the Closing Working Capital Amount, the Capital Expenditures Adjustment Amount and the Fuel Inventory Amount (whether paid pursuant to Section 2.8 or Section 2.9) shall not exceed $75,000,000 in the aggregate.

Section 2.10 Proration.

(a) Buyer and Seller agree that all of the Taxes listed below and such other items as are mutually agreed to by the Parties, to the extent relating to the business and operations of the Acquired Assets, shall, with respect to any period beginning on or before the Closing Date and ending after the Closing Date, be prorated as of the Closing Date, with Seller liable to the extent such items relate to any period through and including the Closing Date, and Buyer liable to the extent such items relate to periods after the Closing Date: personal property, Owned Real Property, Leased Real Property, occupancy and water Taxes, if any, on or associated with the Acquired Assets. Subject to Section 2.10(b), below, not less than five (5) Business Days prior to the Closing Date, the Parties shall agree upon the sum of the net amount of the prorated amounts to which either Seller or Buyer shall be entitled pursuant to this Section 2.10(a) and the Closing Purchase Price shall be adjusted to reflect such net amount (the “Estimated Proration Amount”). Any refunds, credits or similar benefits relating to the items listed in this Section 2.10(a) shall be allocated between the Parties in the same manner that the Taxes to which the refunds, credits or similar benefits relate were paid. Buyer shall promptly pay to Seller the portion of such refund, credit or similar benefit received or realized that is allocable to Seller hereunder, and Seller shall promptly pay to Buyer the portion of such refund, credit or similar benefit received or realized that is allocable to Buyer hereunder.

(b) If the amount of one or more Taxes to be prorated in accordance with Section 2.10(a) is not known or determinable on or prior to the Closing Date, the amounts to be prorated upon the Closing in accordance with Section 2.10(a) shall be based upon the actual Taxes for the preceding year (or appropriate period) for which such actual Taxes are available. The amount of Taxes prorated upon the Closing pursuant to Section 2.10(a) shall be adjusted upon the request of either Seller, on the one hand, or Buyer, on the other hand, made within sixty (60) days of the date the actual amounts become available. Seller and Buyer agree to furnish each other with such documents and other records that may be reasonably requested in order to confirm all adjustment and proration calculations made pursuant to this Section 2.10.

Section 2.11 Allocation of Purchase Price. No later than one hundred twenty (120) days after the Closing Date, Buyer shall prepare and deliver to Seller the proposed allocation of the total consideration paid by Buyer to Seller pursuant to this Agreement among the Acquired Assets for purposes of Section 1060 of the Code. The proposed allocation shall be conclusive and shall be binding upon both Buyer and Seller unless Seller objects in writing within thirty (30) days after receipt of such proposed allocation. In the event that Seller objects in writing within thirty (30) days, Buyer and Seller shall negotiate in good faith to resolve the dispute. If Buyer and Seller fail to agree on such allocation within thirty (30) days following Seller’s written objection, such allocation shall be determined, within a reasonable time, by an independent, nationally recognized engineer or appraiser mutually agreed upon and selected by the Parties (the “Independent Appraiser”) to determine the fair value of the Acquired Assets solely for purposes of such allocation under this Section 2.11. If such an appraisal is made, it shall be binding upon both Buyer and Seller. Each Party shall bear and pay one-half of the fees and other costs charged by the Independent Appraiser. Each of Buyer and Seller agrees to file Internal Revenue Service Form 8594 and all federal, state, local and foreign Tax Returns in accordance with such agreed allocation (giving effect to mutually-agreed upon adjustments as a result of adjustments to the Purchase Price pursuant to Section 2.9). Each of Buyer and Seller shall report the transactions contemplated by this Agreement and the Ancillary Agreements for federal income tax and all other Tax purposes in a manner consistent with the allocation, if agreed-upon or determined by the Independent Appraiser in each case pursuant to this Section 2.11, and, except as otherwise required by Law, neither Party nor their respective Affiliates shall take a Tax position that is inconsistent with the allocation. Each of Buyer and Seller agrees to provide the other promptly with any other information reasonably required to complete such Form 8594. Each of Buyer and Seller shall notify and provide the other with reasonable assistance in the event of an examination, audit or other proceeding regarding the agreed upon allocation of the Purchase Price.

ARTICLE III

REPRESENTATIONS AND WARRANTIES REGARDING SELLER

Seller represents and warrants to Buyer as follows:

Section 3.1 Organization. Seller, Guarantor and each Affiliate of Seller that will, at a Closing, be a party to an Ancillary Agreement, is a corporation, limited liability company, or partnership duly organized, validly existing and in good standing under the Laws of it jurisdiction of formation, and has all requisite power and authority to own, lease, and operate its material properties and assets and to carry on its business as it is now being conducted. Seller, Guarantor and each Affiliate of Seller that will, at Closing, be a party to an Ancillary Agreement, is duly qualified or licensed to do business in each jurisdiction in which the ownership or operation of the Acquired Assets make such qualification or licensing necessary, except in those jurisdictions where the failure to be so duly qualified or licensed would not have a Material Adverse Effect. The Acquired Entity is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite power and authority to own, lease, and operate its properties and assets and to carry on its business as it is now being conducted. The Acquired Entity is duly qualified or licensed to do business in each jurisdiction in which the ownership or operation of its assets makes such qualification or licensing necessary.

Section 3.2 Acquired Entity. Seller is the direct owner, holder of record, and beneficial owner of 100% of the equity interests of the Acquired Entity free and clear of all Liens, other than those arising pursuant to this Agreement, the organizational documents of the Acquired Entity, or applicable securities Laws. There is no agreement or option, or any right or privilege capable of becoming an agreement or option, for the purchase, delivery, sale, subscription, allotment or issue of any unissued interests, units or other securities (including convertible securities, warrants or convertible obligations of any nature) of the Acquired Entity. The Acquired Entity was formed solely for the purpose of owning the Lot 15 permits, and has never owned any other assets or operated any other business. There are no obligations of the Acquired Entity to repurchase, redeem or otherwise acquire any equity interests of, or to provide funds to or make an investment in, any Person. The Acquired Entity does not own any equity interests in any Person. Other than this Agreement and the organizational documents of the Acquired Entity, the equity interests in the Acquired Entity are not subject to any agreement restricting or otherwise relating to the voting, dividend rights or disposition of such equity interests. The Acquired Entity is the applicant for the Lot 15 Solid Waste Permit.

Section 3.3 Authorization of Transaction. Seller, each of its Affiliates party thereto and Guarantor has the requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and, subject to receipt of all Seller’s Required Consents, to perform its obligations hereunder and thereunder. All corporate actions or proceedings to be taken by or on the part of Seller, its Affiliates party thereto and Guarantor to authorize and permit the due execution and valid delivery by each of Seller and Guarantor of this Agreement and the Ancillary Agreements to which it is a party and the instruments required to be duly executed and validly delivered by Seller or its Affiliates, as applicable, pursuant hereto and thereto, the performance by Seller, its Affiliates or Guarantor, as applicable, of its obligations hereunder and thereunder, and the consummation by Seller, its Affiliates and Guarantor, as applicable, of the transactions contemplated herein and therein, have been duly and properly taken. This Agreement and the Ancillary Agreements to which Seller is a party have been (or, in the case of the Ancillary Agreements, to which Seller’s Affiliates, as applicable, will at Closing have been) duly executed and validly delivered by Guarantor, Seller or its Affiliates, as applicable, and constitute the legal, valid and binding obligation of Guarantor, Seller or its Affiliates, as applicable, enforceable in accordance with their terms and conditions, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting enforcement of creditors’ rights and remedies generally and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 3.4 No Conflicts; Consents and Approvals. Subject (in the case of Section 3.4(a)(i) or (c)) to Seller obtaining the Seller’s Required Consents, neither the execution and the delivery or performance of this Agreement or any of the Ancillary Agreements by Guarantor, Seller or any of its Affiliates, nor the consummation of the transactions contemplated hereby or thereby, will (a) violate (i) any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, license or other Law or restriction of any Governmental Authority to which Guarantor, Seller, any of its Affiliates or any of its property (including any of the Acquired Assets) is subject or (ii) any provision of the charter or by-laws of Guarantor, Seller or such Affiliate, (b) assuming receipt of all necessary filings, waivers, approvals, consents and authorizations set forth on Schedule 3.4, conflict with, violate, result in a breach of, constitute a default under, result in the acceleration of, trigger any right of first refusal under, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under (with or without the giving of notice, the lapse of time, or both) any material Assigned Contract, Permit or Transferred Permit Application, (c) require any consent or approval of, or notice to, or filing or registration with, any Governmental Authority or (d) result in the imposition or creation of any Lien on any Acquired Asset other than Permitted Liens.

Section 3.5 Title to Acquired Assets. Except as set forth on Schedule 3.5, (a) each of Seller’s Affiliates (as and to the extent identified in any of the Schedules hereto as the owner of, or counterparty to, Acquired Assets specified on such Schedules) or Seller, has good and valid title to the Acquired Assets free and clear of all Liens other than Permitted Liens, (b) the Acquired Assets constitute all assets used or held for use by Seller and its Affiliates in, and necessary and sufficient for, the operation of each of the Facilities as presently operated, consistent with Good Utility Practice and (c) the Acquired Entity has all material assets necessary and sufficient for the operation of its business as currently conducted consistent with Good Utility Practice.

Section 3.6 Assets Used in the Operation of the Facilities. Each Facility and Acquired Asset is operational and in good working order in all material respects, ordinary wear and tear excepted, consistent with Good Utility Practice, subject to those planned outages identified in Schedule 3.6. Neither Seller nor its Affiliates has deferred maintenance of any Acquired Asset in contemplation of the purchase and sale of the Acquired Assets hereunder.

Section 3.7 Non-Infringement. Except as set forth on Schedule 3.7, (a) to Seller’s Knowledge, Seller’s and each of its Affiliates’, as applicable, use and operation of the Acquired Assets does not infringe and has not, in the preceding five years, infringed on the rights of any Person, and (b) none of Seller or its Affiliates has received written notice from any Person that Seller’s or any of its Affiliates’ use and operation of any of the Acquired Assets infringes on the rights of any Person.

Section 3.8 Legal Proceedings. Except as set forth on Schedule 3.8, no Claim is pending against, and, to Seller’s Knowledge, none has been threatened against Seller or its Affiliates, that (a) adversely affects or relates to any of the Acquired Assets or (b) seeks a writ, judgment, order, injunction or decree restraining, enjoining or otherwise prohibiting or making illegal any of the transactions contemplated by this Agreement.

Section 3.9 Compliance with Laws. Except as set forth on Schedule 3.9, Seller and its applicable Affiliates (including the Acquired Entity) are and for the preceding four (4) years have been in material compliance with all Laws applicable to the Acquired Assets (including (a) the Hold Separate Order, (b) the Final Judgment, and (c) the rules and regulations of, and the provisions of the applicable rate schedule of Seller or its Affiliates on file with the Federal Energy Regulatory Commission). The representations and warranties contained in this Section shall be deemed not to apply to Tax matters (which are addressed in Section 3.11), Permits (which are addressed in Section 3.14), environmental matters (which are addressed in Section 3.15), employment matters (which are addressed in Section 3.18), or employee benefit matters (which are addressed in Section 3.19).

Section 3.10 Condemnation. Except as set forth on Schedule 3.10, Seller and each of its Affiliates have received no written notice from any Governmental Authority of any pending or threatened proceeding to condemn or take by power of eminent domain or otherwise, by any Governmental Authority, all or any material part of the Acquired Assets.

Section 3.11 Taxes. With respect to material Taxes relating to the Acquired Assets or any business, operation or activity in which the Acquired Assets were used, (i) Seller has filed all Tax Returns that it was required to file with respect to such Taxes, and such Tax Returns are true, correct and complete in all material respects, (ii) any such Taxes that have become due have been paid in full, except where Seller is contesting the same in good faith by appropriate proceedings and has made adequate provision for the payment of such contested taxes and (iii) there is no pending claim for any such Taxes and no assessment, deficiency, or adjustment has been asserted or proposed in writing. There are no liens for Taxes on the Acquired Assets other than Permitted Liens. Other than the real property described in Section 2.2(l), all of the Acquired Assets have been properly listed and described on the property tax rolls of the appropriate Taxing Authority during the past three (3) years. The Acquired Entity is, and has been since its formation, an entity that is disregarded as separate from its owner for federal income tax purposes.

Section 3.12 Contracts.

(a) Excluding the Terminated Contracts, Schedule 3.12 sets forth a list of the following Contracts which relate to any of the Acquired Assets or the Seller Employees (the Contracts listed on Schedule 3.12 that meet the descriptions in this Section 3.12 being collectively, the “Material Contracts”):

(i) Contracts for the future purchase, exchange, sale, storage, or refining of Fuel Inventory or for the supply of water or utility services;

(ii) Contracts for the future purchase, exchange, transmission or sale of electric power in any form, including energy, capacity or any ancillary services;

(iii) Contracts for the future transportation of coal or other Fuel Inventory;

(iv) interconnection Contracts;

(v) operation and maintenance Contracts which provide for payments in excess of $250,000 in any one year period or $1,000,000 in the aggregate with other such Contracts;

(vi) Contracts which impose a security interest on any of the Acquired Assets;

(vii) any collective bargaining Contracts, Contracts with labor unions or representatives of employees, or other employment or employment-related (including severance, retention, change of control and bonus) Contracts;

(viii) outstanding futures, swap, hedge, collar, put, call, floor, cap, option or other Contracts that are intended to benefit from or reduce or eliminate the risk of fluctuations in interest rates or the price of commodities, including electric power, in any form, including energy, capacity or any ancillary services, natural gas or securities; and

(ix) Contracts with any individuals providing services at the Facilities or with respect to the Acquired Assets in the capacity of an independent contractor which provide for payments in excess of $250,000 in any one year period or $1,000,000 in the aggregate with other such Contracts;

(x) Contracts for the use of Lot 15 for the disposal of coal combustion by-products generated at any of the Facilities;

(xi) partnership, joint venture, or limited liability company agreements;

(xii) Contracts between Seller or any of its Affiliates, on the one hand, and any Affiliate of Seller or Seller, on the other hand;

(xiii) Contracts (including Personal Property Leases and the Leases) (A) which contain outstanding manufacturer’s, vendor’s or other warranties which provide for payment in excess of $250,000, (B) to which the Acquired Entity is a party or (C) which relate to facilities, property or equipment used both in connection with the operation of the Acquired Assets and the operation of assets other than the Acquired Assets;

(xiv) Contracts (A) under which any Person has created, incurred, assumed or guaranteed any outstanding Indebtedness, or (B) for any outstanding agreement of guaranty or surety, whether direct or indirect;

(xv) Contracts that limit the freedom of Seller or its Affiliates to compete in any line of business or in any geographical area with respect to the operation of the Facilities or the Acquired Assets;

(xvi) Contracts relating to the settlement of any Claim relating to the Acquired Assets or Assumed Liabilities; and

(xvii) other than Contracts of the nature addressed by Section 3.12(a)(i)-(iii), any Contract (A) for the future purchase or sale of any asset or service (including engineering, procurement and construction Contracts) or (B) that grants a right or option to purchase or sell in the future any asset or service, other than in each case any Contract with a remaining value of less than $250,000 in any one year period or $1,000,000 in the aggregate with other such Contracts.

(b) Seller has provided to Buyer a true and complete copy of each Material Contract. Each of the Material Contracts is in full force and effect in all material respects and constitutes a legal, valid and binding obligation of Seller and its Affiliates, as applicable, and, to Seller’s Knowledge, of the other parties thereto. None of Seller or its Affiliates is in material breach of any Material Contract, and to Seller’s Knowledge, no other party to any of the Material Contracts is in material breach or material default thereunder. There are no unsatisfied minimum purchase or delivery volumes with respect to Fuel Inventory for the calendar year ending December 31, 2012.

Section 3.13 Insurance. Schedule 3.13 sets forth all material policies, binders and bonds of fire, liability and other forms of insurance owned or held by Seller or its Affiliates insuring the Acquired Assets. Each such policy is in full force and effect, all premiums with respect thereto covering all periods up to and including the date as of which this representation is being made have been paid or will be paid prior to any applicable payment due date (other than retroactive premiums that may be payable with respect to comprehensive general liability and worker’s compensation insurance policies), and no written notice of cancellation or termination has been received with respect to any such policy that was not replaced on substantially similar terms prior to the date of such cancellation. Schedule 3.13 sets forth a list of all pending claims that have been made under any such policy with respect to any of the Acquired Assets. Except as described in Schedule 3.13, neither Seller nor its Affiliates has been refused any material insurance with respect to the Acquired Assets nor has coverage been limited in any material respect by any insurance carrier to which any of Seller or its Affiliates has applied for any such insurance or with which it has carried insurance, in each case, during the last twelve months.

Section 3.14 Permits.

(a) Schedule 3.14 sets forth all Permits that are material to the ownership or operation of the Acquired Assets in the manner in which they are currently owned and operated consistent with Good Utility Practice, each of which is held by Seller or its Affiliates. Seller has provided Buyer with a true and correct copy of each such Permit. None of Seller or its Affiliates has received any written notification from any Governmental Authority alleging that it is in material violation of any such Permits.

(b) All such Permits set forth on Schedule 3.14 are in full force and effect without any material defects, and Seller and its Affiliates, as applicable, are, and for the preceding four (4) years have been, in material compliance with all such Permits. The representations and warranties contained in this Section 3.14 shall be deemed not to apply to Environmental Permits (which are addressed in Section 3.15).

Section 3.15 Environmental Matters. Except as set forth on Schedule 3.15 or in the “Findings and Conclusions” or comparable summary sections of any environmental site assessment reports prepared by or for Seller and made available to Buyer:

(a) Schedule 3.15(a) sets forth all Permits required for Seller or its Affiliates to operate the Acquired Assets under applicable Environmental Laws (“Environmental Permits”), each of which is held by Seller or its Affiliates. Seller and its Affiliates are, and for the preceding four (4) years have been, in material compliance with applicable Environmental Laws and Environmental Permits with respect to the Acquired Assets. There are no material defects in the Environmental Permits and each Environmental Permit is in full force and effect and there are, to the Knowledge of Seller, no appeals, challenges or proceedings pending with respect to any of the Environmental Permits. Seller has provided Buyer with a true and correct copy of each such Environmental Permit.

(b) During the preceding four (4) years, none of Seller or its Affiliates has received any written request for information, or been notified in writing that it is a potentially responsible party, under CERCLA or any similar Law with respect to any of the Acquired Assets, or any written notice relating to any Person’s allegation or investigation of any material violations by Seller or any of its Affiliates of any Environmental Laws or any Environmental Permits, or any written notice of any material Environmental Claim, with respect to any of the Acquired Assets.

(c) With respect to the Acquired Assets, none of Seller or its Affiliates has entered into or agreed to any consent decree or order, and is not subject to any material judgment, decree, or judicial order relating to compliance with any Environmental Laws or to Remediation of Hazardous Substances.

(d) To the Knowledge of Seller, no Environmental Condition exists, and no Release of Hazardous Substances has occurred at, on, in, over, from, or under the Sites, that has given rise or could reasonably be expected to give rise to a material Environmental Claim or a material Remediation obligation.

(e) To the Knowledge of Seller, there are no transformers or other electrical equipment containing polychlorinated biphenyls at concentrations subject to regulation under Environmental Laws located at any of the Sites or included in the Acquired Assets.

(f) Seller has provided or made available to Buyer copies of all reports, documents, and correspondence in Seller’s or its Affiliate’s possession or control reflecting (i) any pending material Environmental Claim; (ii) any existing Environmental Condition that could reasonably be expected to give rise to a material Environmental Claim or a material Remediation obligation; (iii) any material noncompliance with or violation of any Environmental Laws or Environmental Permits that may have occurred during the preceding four (4) years; or (iv) any appeal, challenge, or proceeding pending with respect to any of the Environmental Permits, in each case with respect to items (i), (ii), (iii) and (iv), relating to the Acquired Assets.

(g) No wetlands mitigation is required in connection with constructing, developing, or operating Lot 15 as it is currently proposed in the pending Lot 15 Solid Waste Permit application.

Section 3.16 Real Property.

(a) Except as set forth on Schedule 3.16(a), (i) Seller has good, valid and marketable title in fee simple to each parcel of Owned Real Property, together with good and marketable title to all rights, privileges, interests, easements and appurtenances now or hereafter belonging or in any way pertaining to such real property, and to all of the buildings, structures and other improvements thereon, subject to no Liens except for Permitted Liens, and (ii) no Person, other than Seller, has any occupancy or use rights with respect to the Owned Real Property.

(b) Schedule 3.16(b) describes all of the real property leases, licenses and occupancy agreements used in the operation of any of the Facilities or the Acquired Assets and to which Seller or any of its Affiliates is a party as lessee, sublessee, tenant, subtenant or in a similar capacity (each, a “Lease” and collectively, the “Leases”) and sets forth the address or legal description of each parcel of real property that is the subject of any Lease (the “Leased Real Property”). Except as set forth in Schedule 3.16(b), Seller has a valid leasehold interest or license in the Leased Real Property, subject to no Lien except for Permitted Liens, and no Person other than Seller, has any occupancy or use rights with respect to the Leased Real Property, and each Lease is in full force and effect in all material respects and constitutes a legal, valid and binding obligation of Seller and, to Seller’s Knowledge, of the other parties thereto. Seller is not in material breach of any Lease, and to Seller’s Knowledge, no other party to any of the Leases is in material breach or material default thereunder.

(c) Each of Seller and its Affiliates (i) is in material compliance with all material covenants, easements and restrictions affecting the Sites, (ii) is not currently in material default under any material agreement, order, judgment or decree relating to the Sites, (iii) has not received any written notice of any material claims, causes of action, lawsuits or legal proceedings pending or threatened regarding the ownership, use or possession of the Sites, and (iv) has not received any written notice of any material violation of any zoning, subdivision, platting, building, fire, insurance, safety, health, or other applicable Laws (whether related to the Sites or the occupancy thereof).

(d) To Seller’s Knowledge, none of Seller or its Affiliates has any obligation to any Person (other than pursuant to a Material Contract or a Permitted Lien), which commitment relates to the Owned Real Property and could become an Assumed Liability, in each case to pay or contribute property or money or to construct, install or maintain any improvements on or off the Owned Real Property.

(e) Except as set forth on Schedule 3.16(b), Seller has no Knowledge of any fact or condition existing which could reasonably be expected to result in the termination or reduction of the current access from the Owned Real Property to the existing highways and road that provides access to the Owned Real Property, or of any reduction in or to sewer or other utility services presently serving the Owned Real Property.

(f) Seller has delivered or made available to Buyer true, complete and correct copies of Seller’s and its Affiliate’s existing title policies insuring the Owned Real Property.

Section 3.17 Intellectual Property. Schedule 3.17 discloses all material Intellectual Property owned, licensed or leased by Seller or its Affiliates and used for the operation of any of the Facilities or the Acquired Assets as presently operated. Seller has all right, title and interest in or valid and binding rights to use such Intellectual Property without material limitation or Liens except for Permitted Liens. To Seller’s Knowledge, none of such Intellectual Property included in the Acquired Assets is being infringed by any Person. To Seller’s Knowledge, none of Seller or its Affiliates is infringing or has received written notice that it is materially infringing (or allegedly infringing) any Intellectual Property of any other Person in connection with the operation of the Facilities or the Acquired Assets.

Section 3.18 Employees and Labor Matters.

(a) Schedule 3.18(a) sets forth (i) a list of all employees of Seller or its Affiliates employed at the Facilities (including individuals on vacation, short-term disability, long-term disability or other leave) as of the Effective Date (“Seller Employees”), which such list shall be amended as of the Closing Date to include such employees so employed immediately prior to the Closing Date, (ii) a list of those employees of Seller or its Affiliates whose job responsibilities are primarily related to the Facilities but are not employed at the Facilities as set forth on Schedule 5.9(b) (“Off-Site Employees”), and (iii) a description of each Seller Employee’s current base salary or wage rate, target bonus and other compensation (and potential compensation) for the 2012 fiscal year (if any), position, date of hire (and, if different, years of recognized service), status as exempt or non-exempt under the FLSA, details of any applicable visa, leave status (including nature and duration of any leave and benefits available to such individual).

(b) No Seller Employees or Off-Site Employees are covered by any collective bargaining or union contracts; and no Seller Employee or Off-Site Employee is represented by any labor union. To Seller’s Knowledge, no union representation petition or organizing campaign is pending or threatened with respect to any Seller Employee or Off-Site Employee. With respect to the business and operations of the Facilities and the Acquired Assets, except to the extent set forth on Schedule 3.18(b), (i) each of Seller and its Affiliates is in material compliance with all applicable Laws respecting labor and labor practices, employment and employment practices, terms and conditions of employment and wages and hours, (ii) none of Seller or its Affiliates has received notice of any unfair labor practice complaint against Seller or its Affiliates pending before the National Labor Relations Board with respect to any Seller Employee or Off-Site Employee, and (iii) no arbitration proceeding arising out of or under any collective bargaining agreements is pending against Seller or its Affiliates with respect to any Seller Employee or Off-Site Employee.

Section 3.19 Employee Benefits.

(a) Schedule 3.19 contains a list of all Seller Employee Benefit Plans in which any Seller Employee or Off-Site Employee participates or is offered participation. With respect to each such Seller Employee Benefit Plan, Seller has made available to Buyer a copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable any related trust agreement or other funding instrument and most recent Form 5500, and any currently applicable summary plan description with respect thereto.

(b) Each Seller Employee Benefit Plan has been established and administered in accordance with its terms in all material respects, and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws, rules and regulations in all material respects, and no event has occurred and no condition exists with respect to any such Seller Employee Benefit Plan that would be reasonably likely to subject Buyer or its Affiliates to any material Liability.

Section 3.20 Brokers. Except as set forth in Schedule 3.20, none of Seller or its Affiliates has any Liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Buyer or its Affiliates could become liable or obligated.

Section 3.21 No Indebtedness. Other than the Tax exempt Indebtedness to be paid in full at or prior to Closing by or on behalf of Seller as contemplated by Section 6.7, there is no Indebtedness of Seller or any of its Affiliates relating to any of the Acquired Assets that will be or become an Assumed Liability on or after Closing.

Section 3.22 Vessel Matters.

(a) Each Owned Vessel that is documented under the laws of the United States is documented with a valid endorsement pursuant to 46 USC § 12112 to engage in coastwise trade and each Owned Vessel that is not documented under the laws of the United States is exempt from documentation pursuant to 46 USC § 12102.

(b) Except as set forth in Schedule 3.22, there are no outstanding CG-835 certificates or Captain of the Port orders with respect to the Owned Vessels or their respective operations.

(c) Except as set forth in Schedule 3.22, no Owned Vessel is a scheduled vessel of a Capital Construction Fund or Construction Reserve Fund, or is subject to any trading restriction of any nature whatsoever, including without limitation, contractual trading restrictions, other than customary restrictions contained in the insurance policies covering the Owned Vessels or with respect to the Owned Vessels’ classification by the American Bureau of Shipping.

(d) Seller has exercised due diligence to keep and maintain each of the Owned Vessels seaworthy in all material respects. Except as set forth in Schedule 3.22, each of the Owned Vessels is equipped with hatch covers, rigging, anchors, chains, cable, tack, apparel, accessories, equipment, inventory, spare parts, and all other appurtenances necessary for the operation of such Owned Vessel in ordinary course of business consistent with past practice and Good Utility Practice.

Section 3.23 Financial Statements; Undisclosed Liabilities; Absence of Changes.

(a) Prior to the Effective Date of this Agreement, Buyer has been provided with copies of the audited combined financial statements of Maryland Clean Coal as of December 31, 2011 (the balance sheet included in such financial statements, the “Balance Sheet”). Such audited combined financial statements reflect the historical results of operations, assets and liabilities that comprise Maryland Clean Coal since the business does not constitute a separate legal entity. Such audited combined financial statements present in all material respects, the financial position, results of operations and cash flows of Maryland Clean Coal for the period ended December 31, 2011 in conformity with GAAP.

(b) The Acquired Entity does not have any liabilities, and there are no liabilities with respect to any of the Acquired Assets, in each case that would be required to be included on a balance sheet in accordance with GAAP except (i) as reflected or reserved in the Balance Sheet (excluding any Excluded Liabilities reflected therein), (ii) liabilities incurred in the ordinary course of business consistent with past practice since the date of the Balance Sheet that would not reasonably be expected, individually or in the aggregate, to be material in amount or nature (excluding any Excluded Liabilities), (iii) liabilities included in Working Capital, (iv) liabilities arising under Terminated Contracts, Excluded Liabilities or any services to be terminated in accordance with Section 5.6, (v) liabilities to be fully satisfied prior to Closing, or (vi) as set forth on Schedule 3.23(b).

(c) Since December 31, 2011, there has not been a Material Adverse Effect nor is there any fact, event, or circumstance that is reasonably likely to result in a Material Adverse Effect.

Section 3.24 Disclaimers Regarding Acquired Assets. EXCEPT FOR ANY REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE III, THE ACQUIRED ASSETS ARE SOLD “AS IS, WHERE IS,” AND SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO LIABILITIES, OPERATIONS OF THE FACILITIES, TITLE, CONDITION, VALUE OR QUALITY OF THE ACQUIRED ASSETS OR THE PROSPECTS (FINANCIAL AND OTHERWISE), RISKS AND OTHER INCIDENTS OF THE ACQUIRED ASSETS INCLUDING WITH RESPECT TO THE ACTUAL OR RATED GENERATING CAPABILITY OF THE FACILITIES OR THE ABILITY OF BUYER TO SELL FROM THE FACILITIES ELECTRIC ENERGY, CAPACITY OR OTHER PRODUCTS, AND SELLER SPECIFICALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, OR SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE ACQUIRED ASSETS, OR ANY PART THEREOF, OR AS TO THE WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, OR COMPLIANCE WITH ENVIRONMENTAL REQUIREMENTS, OR AS TO THE CONDITION OF THE ACQUIRED ASSETS, OR ANY PART THEREOF, INCLUDING WHETHER SELLER POSSESSES SUFFICIENT REAL PROPERTY OR PERSONAL PROPERTY TO OPERATE THE ACQUIRED ASSETS, IN EACH CASE EXCEPT AS SET FORTH HEREIN. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN, SELLER FURTHER SPECIFICALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY REGARDING THE ABSENCE OF HAZARDOUS SUBSTANCES OR LIABILITY OR POTENTIAL LIABILITY ARISING UNDER ENVIRONMENTAL LAWS. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EXCEPT AS EXPRESSLY PROVIDED HEREIN, SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF ANY KIND REGARDING THE CONDITION OF THE ACQUIRED ASSETS OR THE SUITABILITY OF THE FACILITIES FOR OPERATION AS A POWER PLANT OR AS A SITE FOR THE DEVELOPMENT OF ADDITIONAL OR REPLACEMENT GENERATION CAPACITY. IN FURTHERANCE OF THE FOREGOING, EXCEPT FOR THE REPRESENTATIONS AND

WARRANTIES CONTAINED IN THIS AGREEMENT, BUYER ACKNOWLEDGES AND AGREES THAT NONE OF SELLER OR ANY OF ITS AFFILIATES WILL HAVE OR BE SUBJECT TO ANY LIABILITY TO BUYER OR ANY AFFILIATE OF BUYER FOR, AND SELLER HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR, ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO BUYER OR ANY OF BUYER REPRESENTATIVES, INCLUDING ANY CONFIDENTIAL MEMORANDA, QUESTION AND ANSWER LOG, MANAGEMENT PRESENTATION OR FINANCIAL MODEL DISTRIBUTED ON BEHALF OF SELLER RELATING TO THE ACQUIRED ASSETS, OR THE ASSUMED LIABILITIES OR OTHER PUBLICATIONS OR DATA ROOM INFORMATION PROVIDED TO BUYER OR BUYER REPRESENTATIVES, OR ANY OTHER DOCUMENT OR INFORMATION IN ANY FORM PROVIDED TO BUYER OR BUYER REPRESENTATIVES IN CONNECTION WITH THE SALE OF THE ACQUIRED ASSETS, THE ASSUMPTION OF THE ASSUMED LIABILITIES, AND THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO BUYER OR BUYER REPRESENTATIVES BY ANY OF SELLER’S REPRESENTATIVES). NOTHING IN THIS DISCLAIMER OR THIS AGREEMENT SHALL BE DEEMED TO AFFECT THE RIGHTS AND OBLIGATIONS OF THE PARTIES IN RESPECT OF ANOTHER PARTY’S FRAUD OR UNDER ANY ANCILLARY AGREEMENT FOR A BREACH OF ANY REPRESENTATION, WARRANTY OR COVENANT CONTAINED IN SUCH ANCILLARY AGREEMENT.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

Section 4.1 Organization. Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite power and authority to own, lease, and operate its material properties and assets and to carry on its business as it is now being conducted. Each Affiliate of Buyer that will, at Closing, be a party to an Ancillary Agreement will, at Closing, be an entity duly organized and validly existing under the Laws of the state if its incorporation or organization, as applicable. Buyer is duly qualified or licensed to do business in each jurisdiction where the actions to be performed by it under this Agreement makes such qualification or licensing necessary, except in those jurisdictions where the failure to be so qualified or licensed would not have a material adverse effect on its ability to perform such actions.

Section 4.2 Authorization of Transaction. Buyer has, and each of its Affiliates that will at Closing be a party to an Ancillary Agreement will have at Closing, the requisite limited liability or other company power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and, subject to receipt of all Buyer’s Required Consents, to perform its obligations hereunder and thereunder. All limited liability or other company actions or proceedings to be taken by or on the part of Buyer and any of its Affiliates that will at Closing be a party to an Ancillary Agreement to authorize and permit the due execution and valid delivery by Buyer of this Agreement, and by Buyer and the applicable

Affiliate of Buyer, as applicable, of the Ancillary Agreements to which it is a party and the instruments required to be duly executed and validly delivered by Buyer and such Affiliate, as applicable, pursuant hereto and thereto, the performance by Buyer and such Affiliate of its obligations hereunder and thereunder, and the consummation by Buyer and such Affiliate, as applicable, of the transactions contemplated herein and therein, have been (or, in the case of any such Affiliate of Buyer, will at Closing have been) duly and properly taken. This Agreement has been, and the Ancillary Agreements will at Closing have been, duly executed and validly delivered by Buyer and the Affiliates of Buyer party thereto, as applicable, and constitute the valid and legally binding obligations of Buyer and such Affiliates, as applicable, enforceable in accordance with their terms and conditions, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting enforcement of creditors’ rights and remedies generally and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 4.3 No Conflicts; Consents and Approvals. Subject to Buyer obtaining the Buyer’s Required Consents, neither the execution and the delivery or the performance of this Agreement or any of the Ancillary Agreements by Buyer, nor the consummation of the transactions contemplated hereby or thereby, will (a) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, license or other Law or restriction of any Governmental Authority to which Buyer is subject or any provision of the organizational documents of Buyer, or (b) assuming receipt of all necessary filings, waivers, approvals, consents and authorizations, conflict with, violate, result in a breach of, constitute a default under, result in the acceleration of, trigger any right of first refusal under, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under (with or without the giving of notice, the lapse of time, or both) any agreement, contract, lease, license, instrument, or other arrangement to which Buyer is a party or by which it is bound or to which any of its assets is subject, except for matters that would not reasonably be expected to materially and adversely affect the ability of Buyer to perform its obligations hereunder.

Section 4.4 Legal Proceedings. Buyer has not been served with notice of any Claim, and to Buyer’s knowledge, none is threatened in writing, against Buyer which seeks a writ, judgment, order or decree restraining, enjoining or otherwise prohibiting or making illegal any of the transactions contemplated under this Agreement or any Ancillary Agreements to which Seller is a party.

Section 4.5 Compliance with Laws and Orders. Buyer is not in violation of or in default under any Law applicable to Buyer or its assets the effect of which, in the aggregate, would reasonably be expected to hinder, prevent or delay Buyer from performing its obligations under this Agreement or any Ancillary Agreements to which Buyer is (or, in the case of the Ancillary Agreements, will be at Closing) a party.

Section 4.6 Availability of Funds. Buyer (a) will have at the Closing sufficient internal funds (without giving effect to any unfunded financing regardless of whether any such financing is committed) available to pay the Purchase Price and any expenses incurred by Buyer in connection with the transactions contemplated by this Agreement, and (b) will have at the Closing the resources and capabilities (financial or otherwise) to perform its obligations hereunder (including the Assumed Liabilities) and under any Assigned Contracts to which it becomes a party, in each case that is required to perform on such date.

Section 4.7 No Conflicting Contracts. Neither Buyer nor any of its Affiliates owns, operates, leases or controls, or is a party to any Contract to build, develop, acquire or operate, any power generation facility that would reasonably be expected to prevent or cause a delay in any Governmental Authority’s granting of a Buyer’s Required Consent or a Seller’s Required Consent, and neither Buyer nor any of its Affiliates has any plans to enter into any such Contract prior to the Closing Date.

Section 4.8 Affiliate Representations and Warranties. If Buyer assigns its rights and interests to an Affiliate or Affiliates pursuant to Section 10.8 hereof, Buyer shall be deemed to have made the representations and warranties in this Article IV on behalf of itself and any such Affiliate as if such Affiliate were a signatory to this Agreement.

Section 4.9 Brokers. None of Buyer or its Affiliates has any Liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Seller could become liable or obligated.

Section 4.10 Opportunity for Independent Investigation; No Other Representations. Prior to its execution of this Agreement, Buyer has conducted to its satisfaction an independent investigation and verification of the current condition and affairs of the Facilities and the Acquired Assets. In making its decision to execute this Agreement and to purchase the Acquired Assets and assume the Assumed Liabilities, Buyer has relied and will rely solely upon the results of such independent investigation and verification and the terms and conditions of this Agreement (including the representations of Seller set forth in Article III and in the instruments to be delivered hereunder). Buyer acknowledges that: (a) it has had the opportunity to visit with Seller and meet with its Representatives to discuss the Facilities and the Acquired Assets and their condition, cash flows and prospects, (b) all materials and information requested by Buyer have been provided to Buyer to Buyer’s reasonable satisfaction; and (c) except as set forth in Article III or in the instruments to be delivered hereunder, none of Seller, its Representatives or any Affiliate thereof has made or makes any representation or warranty, express or implied, as to the Facilities, the Acquired Assets or the Assumed Liabilities.

Section 4.11 PJM Matters. Buyer and its Affiliates do not, in the aggregate, own or control 3% or more of the installed capacity in the overall PJM market, in the PJM MAAC submarket, or in the PJM 5004/05 submarket. Neither Buyer nor any of its Affiliates have purchased or entered into any agreement to purchase any electricity or energy offered by Seller or its Affiliates pursuant to or as a result of the 500 MW Commitment.

ARTICLE V

COVENANTS

The Parties hereby covenant and agree as follows:

Section 5.1 General. Prior to the Closing and subject to the terms and conditions of this Agreement, each of the Parties will use its commercially reasonable efforts to take all actions required of it by this Agreement that are necessary, proper or advisable in order to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements (including satisfaction, but not waiver, of the closing conditions set forth in Articles VI and VII that such Person is required to satisfy).

Section 5.2 Regulatory and Other Approvals. During the Interim Period:

(a) Each Party will and will cause its respective applicable Affiliates to, in order to consummate the transactions contemplated hereby, (i) take all commercially reasonable steps necessary, and proceed diligently and in good faith and use all commercially reasonable efforts, to obtain as promptly as practicable the Seller’s Required Consents and the Buyer’s Required Consents applicable to such Person and to make all required filings required to be made by it with, and to give all notices required to be given by it to, Governmental Authorities, and (ii) provide such other information and communications to such Governmental Authorities or other Persons as such Governmental Authorities or other Persons may reasonably request in connection therewith. Each Party agrees that it will accept the terms of all Permits as existing on the date of this Agreement (including the Environmental Permits) relating to the operation of the Acquired Assets, and shall not seek to amend any of such terms in connection with filings relating to the transactions contemplated by this Agreement, other than as necessary to effect the transfer of such Permits. Notwithstanding anything to the contrary in this Agreement, none of Buyer or its Affiliates shall be required to agree to take or refrain from taking any action in connection with a Seller’s Required Consent or a Buyer’s Required Consent that could reasonably be expected to result in a Burdensome Condition. Seller shall reasonably cooperate with Buyer in providing such notices to counterparties to Assigned Contracts as may be required by the terms of such Assigned Contracts or as Buyer (acting reasonably) may deem necessary, including notices providing counterparties with updated notice information and updated bank account information to which any applicable payments should be made by such counterparties.

(b) The Parties will provide prompt notification to each other when any such consent referred to in Section 5.2(a) is obtained, taken, made, given or denied, as applicable, and will, subject to Section 5.2(c), advise each other of any material communications with any Governmental Authority or other Person regarding any of the transactions contemplated by this Agreement.

(c) In furtherance of the foregoing covenants:

(i) Within two (2) Business Days following execution of this Agreement, Seller shall notify the Division as required by the Final Judgment and, as soon as is practical following the execution of this Agreement, Buyer shall prepare all necessary filings required to be made with the Federal Energy Regulatory Commission under Section 203 of the Federal Power Act, and each Party shall prepare all other necessary filings in connection with the transactions contemplated by this Agreement that may be required to be filed by such Party with applicable Governmental Authorities or under any applicable Laws. Except as set forth in the immediately preceding sentence, each Party shall submit such filings as soon as practicable, but in no event later than fifteen (15) days (subject to extension by mutual written agreement) after the execution hereof. The Parties shall take commercially reasonable efforts to respond to any questions or information requests of the Division and to comply with the timelines set forth in the

Final Judgment. The Parties shall request expedited treatment of any such filings (where applicable), promptly furnish each other with copies of any notices, correspondence or other written communication from the relevant Governmental Authority, promptly make any appropriate or necessary subsequent or supplemental filings, submissions or responses to any Governmental Authority, and cooperate in the preparation of such filings, submissions or responses as is reasonably necessary and appropriate. Subject to the last sentence in this Section 5.2(c)(i), (x) each Party shall have the right to review in advance all information related to Seller, the Facilities, the Acquired Assets or Buyer, as applicable, and the transactions contemplated by this Agreement with respect to any filing, submission or response with any Governmental Authority made by the other Party in connection with the transactions contemplated by this Agreement; (y) prior to the submission by Buyer of any filings to be made pursuant to this Section 5.2, Buyer shall provide to Seller a draft of each such filing, submission and response and reasonable opportunity to review and comment on each such filing; and (z) Buyer and Seller shall cooperate with each other to, and shall use reasonable efforts to, incorporate the other’s comments into such filings. Notwithstanding the foregoing, neither Buyer nor Seller shall be obligated to share any information, filing, submission or responses with the other Party if a Governmental Authority objects to the sharing of such information, filings, submission or response.

(ii) Each Party will bear its own costs for the preparation of any filing.

(iii) The Parties shall not, and shall cause their respective Affiliates not to, take any action that would reasonably be expected to adversely affect or delay the approval of any Governmental Authority of any of the filings referred to in Section 5.2(c).

(iv) Seller shall, and shall cause its Affiliates that own or are counterparties to any Acquired Assets to, use best efforts to, and Buyer shall use commercially reasonable efforts to, secure the transfer or reissuance of the Permits (including the Transferred Permits), Emission Allowance compliance accounts for the Facilities, Seller’s Required Consents and Buyer’s Required Consents, effective as of the Closing Date. Each of Seller and Buyer shall cooperate with the other Party in this regard, and Seller shall use best efforts to, and Buyer shall use commercially reasonable efforts to, assist in such transfer or reissuance. If the Parties are unable to secure such transfer or reissuance effective on the Closing Date, the Parties shall continue to reasonably cooperate with the other Party’s efforts to secure such transfer or reissuance following the Closing Date.

(d) The Parties hereto shall consult with each other prior to proposing or entering into any stipulation or agreement with any Governmental Authority or any third party whose consent is a Seller’s Required Consent or a Buyer’s Required Consent in connection with any Federal, State or local governmental consents and approvals legally required for the consummation of the transactions contemplated hereby, and shall not propose or enter into any such stipulation or agreement without the other Party’s prior written consent, which consent shall not be unreasonably withheld.

Section 5.3 Access of Buyer and Seller.

(a) During the Interim Period, Seller will (i) provide Buyer and its Representatives with reasonable access, upon reasonable prior notice and during normal business hours, to all premises, properties, management, personnel, books, records (including Tax records) and documents associated with the Acquired Assets and permit Buyer and such Representatives to make such reasonable inspections thereof as Buyer may reasonably request (and Buyer shall be entitled, at its expense, to have the Sites surveyed and to conduct non-invasive physical inspections (which shall exclude any Phase I environmental site assessment)) provided, however, that Buyer shall not be entitled (A) to perform any Phase 1 environmental studies, or (B) to collect any air, soil, surface water or ground water samples nor to perform any invasive or destructive sampling on the Sites); (ii) subject to the receipt of any required consents and in accordance with applicable Laws, provide Buyer with such information and records (including payroll records) regarding Seller Employees and Off-Site Employees as Buyer reasonably deems necessary to comply with the obligations of this Agreement; (iii) furnish Buyer with a copy of each material report, schedule or other document filed or received by it or its Affiliates with respect to the Acquired Assets with a Governmental Authority. Notwithstanding the foregoing, and without limiting the generality of the confidentiality provisions set forth in Section 5.15, Seller shall not supply Buyer with any information or records if, and to the extent, prohibited by applicable Law.

(b) During the Interim Period, at the sole cost and expense of Buyer, Seller will permit designated employees or Representatives of Buyer (the “Buyer’s Observers”) to observe all operations of Seller related to the Acquired Assets, with such observation permitted on a cooperative basis in the presence of personnel of Seller during normal business hours of Seller; provided that (i) Buyer’s Observers shall not unreasonably interfere with the operation of the Acquired Assets by Seller, and (ii) with respect to each such episode of observation, Buyer shall provide Seller with not less than two (2) Business Days’ prior notice before any such observation shall be permitted.

(c) Buyer agrees to indemnify and hold harmless Seller, its Affiliates and their Representatives for any and all Loss incurred by Seller, its Affiliates or their Representatives to the extent arising out of any exercise of the access rights under this Section 5.3, including any Claims by any of Buyer’s Representatives for any injuries or property damage while present at the Facilities, except in cases of Seller’s or its Representatives’ willful misconduct.

(d) For a period of seven (7) years after the Closing Date, Seller shall have reasonable access to, or at Buyer’s option copies of, all of the records, books and documents related to the Acquired Assets of Buyer to the extent relating primarily to the Acquired Assets and relating to periods ending prior to the Closing Date and to the extent that such access may reasonably be required in connection with matters relating to the operations of Seller on or prior to the Closing Date (including liabilities with respect to Taxes); provided that Seller shall have the right, at its sole cost and expense, to retain copies of such records, books and documents, subject to its obligation to keep such information confidential in accordance with Section 5.15. Such access shall be afforded upon receipt of reasonable advance notice and during normal business hours. Seller shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 5.3(d). If Buyer shall desire to dispose of any records, books or documents with respect to operation of the Acquired Assets before the Closing prior to the expiration of such seven-year period, Buyer shall, prior to such disposition, give to Seller a reasonable opportunity, at Seller’s expense, to segregate and remove such records, books or documents as Seller may select. Notwithstanding anything contrary in this Agreement, in no event shall Seller or any of its Affiliates be required to provide access to, or copies of, any Tax Returns of Seller or any of its Affiliates.

(e) During the Interim Period, not less than two (2) Business Days prior to initiating contact or communication with any Governmental Authority or counterparty to any Assigned Contract, in each case with respect to which a Buyer’s Required Consent or a Seller’s Required Consent is required, Buyer shall provide Seller with (i) notice of such planned contact or communication and (ii) the opportunity to participate in such contact or communication; provided, for the avoidance of doubt, that where Seller does not elect to so participate, Buyer shall be free to proceed with such contact or communication without Seller’s participation.

Section 5.4 Operation of Business. Except as set forth on Schedule 5.4, during the Interim Period, Seller will, and will cause its applicable Affiliates to, (1) operate and maintain the Acquired Assets (including maintaining the Permits and Material Contracts) in the ordinary course of business consistent with past practices and Good Utility Practice, and (2) use commercially reasonable efforts to complete the Budgeted Capital Expenditures in accordance with Good Utility Practice, unless otherwise expressly contemplated by this Agreement or with the prior written consent of Buyer (such consent not to be unreasonably withheld). Without limiting the generality of the foregoing, except as set forth on Schedule 5.4, Seller shall not, and shall cause its Affiliates not to, without the prior written consent of Buyer (which consent shall not be unreasonably withheld), during the Interim Period, with respect to the Acquired Assets and Assumed Liabilities:

(a) except for Acquired Assets used at or consumed by the Facilities in the ordinary course of business consistent with past practice and Good Utility Practice, (i) sell, lease (as lessor), license (as licensor), transfer or otherwise dispose of any of the Acquired Assets, or (ii) encumber, pledge, mortgage or suffer to be imposed on any of the Acquired Assets any Lien other than Permitted Liens;

(b) make any change in the levels of Fuel Inventory customarily maintained by Seller or its Affiliates with respect to the Acquired Assets, except for in the ordinary course of business consistent with past practice and Good Utility Practice, or purchase any Fuel Inventory which is not of a similar grade or type as purchased in the ordinary course of business consistent with past practice;

(c) except for any Permitted Contract, (i) enter into any Contract of a type described in Section 3.12(a), (ii) grant any waiver of any material term under, or give any material consent with respect to, any Material Contract, or (iii) terminate, enter into, amend or grant any waiver of any material term or give any material consent with respect to any Contract for the transmission of electricity or that relates to the purchase, sale or transportation of Fuel Inventory that relates to any period after the later of March 31, 2013 and Closing; provided that nothing in this clause shall inhibit the ability of Seller to terminate, amend or modify Contracts as required by Law; and provided further that during the Interim Period, Schedules 2.1(f) and/or 3.12, as applicable, shall be amended to account for any Contract permitted under this Section 5.4(c);

(d) make any capital expenditures or enter into a Capital Commitment with respect thereto, except with respect to (i) capital expenditures or Capital Commitments necessitated by Good Utility Practice that do not exceed $5,000,000 in the aggregate, (ii) as may be necessitated by an emergency situation (in which case Seller shall promptly notify Buyer of such expenditure) or (iii) Budgeted Capital Expenditures; provided that, during the Interim Period, Schedules 2.1(f) and/or 3.12, as applicable, shall be amended to account for any capital expenditure or Capital Commitment permitted under this Section 5.4(d);

(e) increase the level of wages, compensation or other benefits of any Seller Employees or Off-Site Employees (except for increases in salary or hourly wage rates in the ordinary course of business consistent with past practice or the payment of accrued or earned but unpaid bonuses);

(f) terminate the employment of any Seller Employee or Off-Site Employee except for cause, or hire any Seller Employee, in each case other than as consistent with past practice;

(g) enter into any collective bargaining agreement with respect to any Seller Employee or Off-Site Employee or enter into any employment agreement, severance, retention or bonus agreement or other Contract with or with respect to a Seller Employee or Off-Site Employee;

(h) incur, assume, guaranty or otherwise become liable in respect of any Indebtedness that could become an Assumed Liability;

(i) terminate, renew, amend, modify or replace any Permit, other than in the ordinary course of business consistent with past practices and Good Utility Practice and on terms and conditions that are not materially less favorable to any of the Facilities or the other Acquired Assets than under the Permit being so renewed;

(j) institute or settle any Claim that could become an Assumed Liability;

(k) otherwise take any action that will impede in any way the permitting, operation or contemplated divestiture to Buyer of the Acquired Assets;

(l) take any action that could reasonably be expected to adversely affect Seller’s queue position W3-122 with respect to the merchant transmission project; and

(m) agree or commit to do any of the foregoing.

Notwithstanding the foregoing, Seller may (A) to the extent required by applicable Law, and without Buyer’s prior written consent, take any action otherwise prohibited by this Section 5.4; provided, that Seller shall promptly inform Buyer upon taking any such action, and (B) enter into any agreement with any Seller Employee or Off-Site Employee who does not accept Buyer’s or its Affiliate’s offer of employment, provided that Buyer shall have no Liability under or with respect to any such agreement.

Section 5.5 Discharge of Business Obligations After Closing. From and after the Closing, (i) if Buyer or any of its Affiliates receives or collects any funds arising from or relating to the Excluded Assets, Buyer or its Affiliates shall remit such funds, to the extent arising from or relating to the Excluded Assets, to Seller within five (5) Business Days after its receipt thereof and (ii) if Seller or any of its Affiliates receives or collects any funds arising from or relating to the Acquired Assets, Seller or its Affiliates shall remit such funds, to the extent arising from or relating to the Acquired Assets, to Buyer within five (5) Business Days after its receipt thereof.

Section 5.6 Termination of Certain Services and Contracts. Notwithstanding anything in this Agreement to the contrary, at or prior to the Closing, Seller shall (a) terminate, effective upon or before the Closing, any services provided to any of the Facilities by Seller or an Affiliate thereof, including the termination or severance of insurance policies with respect to coverage for any of the Facilities (subject to Section 5.10), Tax services, legal services and banking services (to include the severance of any centralized clearance accounts), other than any such services provided pursuant to an Assigned Contract or the Transition Services Agreement and (b) terminate each Contract listed on Schedule 5.6, (collectively such services or Contracts, the “Terminated Contracts”).

Section 5.7 Non-Use of Seller’s Marks After the Closing.

(a) Buyer acknowledges and agrees that as a result of the consummation of the transactions contemplated by this Agreement, it will not obtain any right, title, interest, license or other right hereunder to use Seller’s Marks, except to the extent permitted under Section 5.7(b) hereof.

(b) Buyer shall, within a reasonable period after the Closing Date not to exceed forty-five (45) days, remove Seller’s Marks from, or cover or conceal Seller’s Marks on, the Acquired Assets, including signage at the Facilities, to the extent Seller’s Marks appear on the Acquired Assets; provided that Buyer shall, within three (3) Business Days after the Closing Date, remove, cover or conceal Seller’s Marks that appear on signage at the primary entrances of the Facilities. Buyer may use Seller’s Marks prior to such removal, cover, or concealment only to the extent they appear on the Acquired Assets. Nothing herein shall be deemed to prevent Buyer from referencing Seller’s Marks as may be required by Law, including in a manner that constitutes “fair use”, or in historical, Tax, and similar records.

Section 5.8 Real Property. Buyer shall have the right, at its cost and expense, to obtain new or updated title commitments of the Owned Real Property during the Interim Period, and new title insurance policies at Closing, and Seller shall reasonably cooperate with Buyer in connection with the foregoing.

Section 5.9 Employee and Benefit Matters

(a) Buyer or one of its Affiliates shall offer employment to each Seller Employee within forty-five (45) days after the execution of this Agreement, and in any event prior to Closing, and to each Off-Site Employee that it wishes to offer employment within sixty (60) days after the execution of this Agreement, and in any event prior to Closing. Each such offer to a Seller Employee shall include terms and provisions determined by Buyer or its Affiliate that are consistent with the provisions of this Section 5.9 (and may be conditioned upon the occurrence of the Closing and such individual’s passage of any customary pre-employment background check and drug tests). Within sixty (60) days after the execution of this Agreement, and in any event prior to Closing, Buyer shall notify Seller as to each Seller Employee who has accepted employment with Buyer or any of its Affiliates and satisfied the applicable pre-hire requirements (each, a “Transferred Employee”), and each Seller Employee who has rejected Buyer’s offer of employment or not satisfied such requirements. Each Transferred Employee shall cease to be employed by Seller as of such Transferred Employee’s Hiring Time. Buyer shall indemnify and hold harmless Seller and its Affiliates with respect to all Liabilities arising out of Buyer’s (or any of Buyer’s Affiliates’) actions or omissions with regard to employee selection and the employment offer process described in this Section 5.9(a) (including any claim of discrimination or other illegality in such selection and offer process, and including any Liability that Seller or any of its Affiliates may incur under the U.S. Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder, or any similar state or other Law as a result of any act or omission of Buyer occurring after the Closing). The employment with Buyer or an Affiliate of Buyer of each Transferred Employee shall be effective as of the Hiring Time and shall continue for at least two years thereafter; provided, however, that on such date such Transferred Employee is actively at work or is on an active employee status (and not designated as inactive or on short-term disability leave, long-term disability leave or on other leave). With respect to each Seller Employee who fails to become a Transferred Employee as of the Closing because he or she is on inactive status (including due to any short-term disability, long-term disability or other leave), Buyer shall, or shall cause its Affiliates to, at the time such Seller Employee is ready and available to return to active employment status (so long as such date occurs within 180 days after the Closing or such additional time required by Law), provide such Seller Employee with employment in a position comparable to that which the individual had prior to the commencement of his or her absence from active employment, which employment shall continue for at least two years thereafter (the Closing or such other time each Transferred Employee otherwise begins employment with Buyer or its Affiliate, as applicable, is referred to as his or her “Hiring Time”). During the two year period commencing at Closing, Buyer shall not permit a net reduction, due to involuntary attrition, in the employment levels at each Facility below the aggregate number of Transferred Employees employed by Buyer (or Buyer’s Affiliates) immediately after the Closing. Nothing in the foregoing shall affect the right of Seller or Buyer (or Buyer’s Affiliate) to terminate the employment of a Seller Employee for cause at any time.

(b) Except with respect to (i) Seller Employees as permitted under Section 5.9(a) and (ii) Off-Site Employees, unless the other Party should agree in writing, neither Seller nor Buyer will, directly or indirectly, in any manner whatsoever, solicit for employment any officer or employee of the other Party who Seller or Buyer learned of in connection with the acquisition contemplated hereby for a period of one year after the date of this Agreement; provided, however, that this sentence shall not apply to any solicitation (or any hiring as a result of any solicitation) that consists of advertising in a newspaper or periodical of general circulation or through the Internet, which advertising is not targeted at the officers or employees of the other Party.

(c) Except as set forth on Schedule 5.9(c), effective as of their respective Hiring Times, Transferred Employees shall cease to participate in all Seller Employee Benefit Plans;

provided, however, that Seller or an Affiliate of Seller shall pay, in accordance with Seller’s or such Affiliate’s customary practice, to all Transferred Employees, all accrued salary or wages, including overtime, and all accrued incentive bonus, vacation pay or other employment benefits to which they are entitled under the Seller Benefit Plans as of their applicable Hiring Time. Neither Buyer nor any of its Affiliates shall assume or have any Liability with respect to any of the Seller Employee Benefit Plans.

(d) For the two (2) year period commencing on each Transferred Employee’s Hiring Time, Buyer or an Affiliate of Buyer shall provide such Transferred Employee with (i) a base salary or wage rate that is not less than such Transferred Employee’s base salary or wage rate that was in effect for such Transferred Employee immediately prior to such Transferred Employee’s Hiring Time, and (ii) benefits and other compensation that are at least as favorable in the aggregate as the benefits and other compensation provided to such Transferred Employee immediately prior to such Transferred Employee’s Hiring Time. Notwithstanding the foregoing, Buyer shall cause, or with respect to subsection (B) use commercially reasonable efforts to cause, each Transferred Employee and his or her eligible dependents (including all such Transferred Employee’s dependents) covered immediately prior to the Closing by a group health plan maintained by Seller or an Affiliate of Seller to be covered under a group health plan maintained by Buyer or an Affiliate of Buyer that (A) provides major medical and dental benefits coverages to the Transferred Employee and such eligible dependents effective immediately upon the Hiring Time and (B) credits such Transferred Employee, for the year during which such coverage under such group health plan begins, with any deductibles and co-payments already incurred during such year under a group health plan maintained by Seller or an Affiliate of Seller; provided, however, that for purposes of applying this clause (B) with respect to any Transferred Employee, the Transferred Employee shall be responsible for providing the necessary information to Buyer based on explanation of benefit forms received by the Transferred Employee from the group health plan maintained by Seller or an Affiliate of Seller. Buyer or an Affiliate of Buyer shall recognize each Transferred Employee’s years of company service prior to the applicable Hiring Time with Seller and its Affiliates for purposes of vesting or other benefit/coverage eligibility (including eligibility for retiree benefits/coverages), benefit accrual (with the exception of benefits accrued pursuant to any Buyer or Buyer Affiliate “defined benefit pension plan” as defined in ERISA Section 3(35)), and benefit determination under all employee benefit and compensation plans and programs maintained after the applicable Hiring Time by Buyer or an Affiliate of Buyer in which such Transferred Employee is permitted to participate, including paid vacation, paid sick time and severance benefits. Buyer shall cause each employee welfare benefit plan or program sponsored by Buyer or an Affiliate of Buyer that the Transferred Employees may be eligible to participate in on or after the Closing to waive any preexisting condition exclusion or restriction with respect to participation and coverage requirements applicable to Transferred Employees. Nothing in the foregoing shall affect the right of Buyer or its Affiliate to terminate the employment of a Transferred Employee for cause at any time, and notwithstanding the foregoing, Buyer shall thereafter have no obligation with respect to any payments, compensation or benefits to such terminated Transferred Employee except as otherwise required by Law.

(e) Claims of Transferred Employees and their eligible beneficiaries and dependents for medical, dental, prescription drug, life insurance or other welfare benefits (“Welfare Benefits”) (other than disability benefits) that are incurred before a Transferred Employee’s

Hiring Time shall be the sole responsibility of Seller. Claims of Transferred Employees and their eligible beneficiaries and dependents for Welfare Benefits (including disability benefits) that are incurred from and after a Transferred Employee’s Hiring Time shall be the sole responsibility of Buyer and its Affiliates. For purposes of this paragraph, a medical/dental claim shall be considered incurred on the date when the medical/dental services are rendered or medical/dental supplies are provided, and not when the condition arose or when the course of treatment began.

(f) All claims for health care and dependent care flexible spending account benefits submitted after the Closing Date for expenses incurred prior to a Transferred Employee’s Hiring Time by Transferred Employees shall be paid by Seller’s health care and dependent care flexible spending account plan to the extent permitted in accordance with the terms of such plan.

(g) Claims for workers’ compensation benefits by or on behalf of Transferred Employees arising out of occurrences prior to a Transferred Employee’s Hiring Time shall be the responsibility of Seller. Claims for workers’ compensation benefits by or on behalf of Transferred Employees arising out of occurrences on or after a Transferred Employee’s Hiring Time shall be the responsibility of Buyer.

(h) Nothing herein shall be deemed or construed to (i) give rise to any rights, claims, benefits, or causes of action to a Seller Employee or Off-Site Employee or make any Seller Employee or Off-Site Employee a third-party beneficiary hereof, or (ii) prevent, restrict, or limit Seller, Seller’s Affiliates, Buyer or Buyer’s Affiliates, following the Closing Date, from modifying or terminating any of its benefit plans, programs or policies from time to time as it may deem appropriate, subject only to compliance with the express provisions of this Section 5.9.

(i) From and after the Closing Date, Buyer shall provide, or shall cause any successor to Buyer to provide, to Seller, once per year, reports setting forth (i) the name, birth date, and last four digits of the Social Security Number of each Transferred Employee and each Off-Site Employee who has accepted employment with Buyer or any of its Affiliates, (ii) whether each such Transferred Employee or Off-Site Employee who has accepted employment with Buyer or any of its Affiliates is as of the date of such report employed by Buyer or any of its Affiliates or any successor thereof and (iii) if any such Transferred Employee or Off-Site Employee who has accepted employment with Buyer or any of its Affiliates is not, as of the date of such report, so employed, the date of termination of such Transferred Employee’s or Off-Site Employee’s who has accepted employment with Buyer or any of its Affiliates employment by Buyer or any of its Affiliates or any successor thereof. The foregoing requirement of the frequency of such reports notwithstanding, upon Seller’s reasonable request (no more frequently than four times per calendar year), Buyer shall promptly provide to Seller the information described in clauses (i) through (iii) of this Section 5.9(i) with respect to any Transferred Employee or Off-Site Employee who has accepted employment with Buyer or any of its Affiliates with respect to whom Seller so requests such information.

(j) To the extent permitted by applicable Law, Seller shall provide Buyer or its designated Affiliate with those personnel and other records relating to Transferred Employees who become employees of Buyer or its Affiliates.

(k) Buyer shall have the right to designate its obligations to make offers of employment pursuant to this Section 5.9 to an Affiliate or a third party designee; provided that such third party designee shall be obligated to comply with the provisions of this Section 5.9 and such designation shall not release Buyer from any of its obligations under this Section 5.9.

Section 5.10 Insurance. Seller shall maintain or cause to be maintained in full force and effect the insurance policies described on Schedule 3.13 until the Closing.

Section 5.11 Transfer Taxes. Notwithstanding any other provision of this Agreement, all Transfer Taxes that may be imposed upon, or payable, collectible or incurred in connection with the transfer of the Acquired Assets to Buyer or otherwise as a result of the transfer of the Acquired Assets hereunder shall be borne 50% by Buyer and 50% by Seller. Buyer, at its own expense, will complete, to the extent required by applicable Law, all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and if required by applicable Law, Seller will join in the execution of any such Tax Returns or other documentation. Buyer and Seller shall each take commercially reasonable steps and make all necessary filings in order to minimize such Transfer Taxes. Prior to Buyer filing all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, Buyer shall provide such Tax Returns to Seller and Seller shall have up to ten (10) Business Days to review and comment on such Tax Returns. All necessary Tax Returns and other documentation with respect to all such Transfer Taxes shall be subject to Seller’s approval. Upon receipt of Seller’s approval or if Seller does not provide any comments within ten (10) days, Buyer may file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes. With respect to each Transfer Tax, the party liable for the Transfer Tax under applicable Law shall timely remit, or cause to be timely remitted, such Transfer Tax to the appropriate Taxing Authority and the other Party shall promptly reimburse the remitting Party for its share of such Transfer Tax.

Section 5.12 Tax Matters. Except as provided in Section 5.11 relating to Transfer Taxes:

(a) With respect to Taxes to be prorated in accordance with Section 2.10 of this Agreement, Buyer shall prepare and timely file all Tax Returns required to be filed after the Closing with respect to the Acquired Assets, if any, and Buyer shall duly and timely pay all such Taxes shown to be due on such Tax Returns (or shall reimburse Seller for any such Taxes paid by Seller). Buyer’s preparation of any such Tax Returns shall be subject to Seller’s review and comment, and Buyer shall consider in good faith any comments received from Seller. No later than ten (10) Business Days prior to the due date of any such Tax Return, Buyer shall make such Tax Return available for Seller’s review and comment. Buyer shall respond no later than five (5) Business Days prior to the due date for filing such Tax Return. Without the prior written consent of Seller, Buyer will not (i) file or amend any Tax Return relating to a taxable period (or portion thereof) ending on or prior to the Closing Date or (ii) extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any Tax or deficiency related to a taxable period (or portion thereof) ending on or prior to the Closing Date; provided, however, that Buyer may amend any such return if Buyer agrees not to seek indemnity from Seller for, and to indemnify and hold Seller harmless against, any Taxes or Losses attributable to such amended return.

(b) Whenever any Taxing Authority asserts a claim, makes an assessment, or otherwise disputes the amount of Taxes relating to a taxable period (or portion thereof) ending on or before the Closing Date, Buyer shall, upon receipt of such assertion, promptly, but no later than thirty (30) days thereafter, inform Seller in writing of such assertion. With respect to proceedings that relate solely to Taxes that the Buyer acknowledges in writing represent Excluded Liabilities, Seller shall have the sole right to control any such proceedings and to determine whether and when to settle any such claim, assessment or dispute; provided, however, that Seller shall not settle any Tax controversies in a manner that would reasonably be expected to affect the Tax liabilities of Buyer or any of its Affiliates in a material manner for any taxable year or period ending after the Closing Date without the prior written consent of Buyer. With respect to proceedings that relate to Taxes for which the Buyer does not acknowledge in writing represent Excluded Liabilities, Buyer shall have the sole right to control any such proceedings and determine whether and when to settle any such claim, assessment or dispute; provided, however, that Buyer shall not settle any Tax controversies in a manner that would reasonably be expected to affect the Tax liabilities of Seller or any of its Affiliates in a material manner for any taxable year or period without the prior written consent of Seller. Each of Buyer and Seller shall provide the other with such assistance and cooperation as may reasonably be requested by the other Party in connection with the preparation of any Tax Return, any audit or other examination by any Taxing Authority, or any judicial or administrative proceedings relating to liability for Taxes. Such assistance and cooperation shall include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, and each will retain and provide the requesting Party with any records or information until the expiration of the statute of limitations (and, to the extent notified by the other Party, any extensions thereof) of the respective taxable periods which may be relevant to such Tax Return, audit or examination, proceedings or determination.

Section 5.13 Casualty. If any Acquired Asset is damaged or destroyed by a casualty loss after the Effective Date and prior to the Closing (a “Casualty Loss”), and the cost of restoring such damaged or destroyed Acquired Asset to a condition reasonably comparable to its prior condition, (such costs with respect to any Acquired Asset, the “Casualty Cost”) is greater than $1,500,000 but less than or equal to 20% of the Base Purchase Price, Seller shall elect, by notice to Buyer provided within fifteen (15) days of the applicable Casualty Loss, to either (i) reduce the amount of the Purchase Price by the estimated Restoration Cost (as estimated by a qualified firm mutually selected by Buyer and Seller promptly after the date of the event giving rise to the Casualty Loss) or (ii) restore such damaged or destroyed Acquired Asset at Seller’s expense prior to Closing to a condition reasonably comparable to its condition prior to such Casualty Loss, and in either event such Casualty Loss shall not affect the Closing. If the aggregate Casualty Cost associated with all Casualty Losses is greater than 20% of the Base Purchase Price, then either Buyer or Seller may terminate this Agreement pursuant to Section 8.1(e) hereof. If the Casualty Cost is equal to or less than $1,500,000 of the Base Purchase Price, (x) neither Buyer nor Seller shall have the right or option to terminate this Agreement and (y) there shall be no reduction in the amount of the Purchase Price. To the extent Seller elects to reduce the amount of the Purchase Price by the estimated Restoration Cost pursuant to this Section 5.13, Buyer will, at Seller’s written election, assign to Seller the rights if any, to any contribution available under any long term service agreement, as and to the extent relating to the applicable Casualty Loss. “Restoration Cost” means, with respect to a Casualty Loss, the sum of (a) the Casualty Cost with respect to such Casualty Loss, plus (b) the amount of gross margin with respect to such Casualty Loss; in each case arising after the Closing Date and as determined by a qualified firm mutually selected by Buyer and Seller promptly after the date of the event giving rise to such Casualty Loss, which firm shall take into account, among other things, a reasonable period that the firm estimates the damaged or destroyed Acquired Assets will remain unrestored under Good Utility Practice.

Section 5.14 Condemnation. If any Acquired Asset is taken by condemnation after the date hereof and prior to the Closing and such Acquired Asset has a Condemnation Value which is greater than $1,500,000 but less than or equal to 20% of the Base Purchase Price, Seller shall elect by written notice to Buyer provided within fifteen (15) days of the applicable condemnation event (and in any event at least ten (10) days prior to the Closing Date) to reduce the Purchase Price by such Condemnation Value and such condemnation shall not affect the Closing. If the aggregate Condemnation Values associated with all such condemnation events is greater than 20% of the Base Purchase Price, either Buyer or Seller may terminate this Agreement pursuant to Section 8.1(e) hereof. If the Condemnation Value is equal to or less than $1,500,000 of the Base Purchase Price, (x) neither Buyer nor Seller shall have the right or option to terminate this Agreement, and (y) there shall be no reduction in the amount of the Purchase Price. “Condemnation Value” shall mean an amount equal to the condemnation award value of the affected Acquired Asset plus, if not otherwise included in the condemnation award value, the amount of any gross margin with respect to such affected Acquired Assets which results from such condemnation, with such gross margin determined by a qualified firm mutually selected by Buyer and Seller promptly after the date of the event giving rise to such condemnation.

Section 5.15 Confidentiality.

(a) Any information or materials furnished by Seller or any of its Affiliates to Buyer on and after the date of this Agreement and prior to Closing shall be subject to the Confidentiality Agreement; provided that Buyer shall not have any obligation to maintain the confidentiality of information with respect to the Acquired Assets from and after the Closing. Notwithstanding the foregoing, Buyer and its Affiliates shall be entitled to disclose Confidential Information to investors and limited partners, and to prospective investors or other Persons as part of fundraising, financing or marketing activities undertaken by Buyer or its Affiliates, provided such disclosures are made to Persons subject to an obligation of confidentiality with respect to such information. Effective upon Closing, the Parties shall cause the Confidentiality Agreement to be terminated. In the event of any conflict between this Agreement and the Confidentiality Agreement, this Agreement shall prevail.

(b) Either Party may provide Confidential Information to any Governmental Authority with jurisdiction as necessary to comply with Section 5.2. To the extent permitted by Law, the disclosing Party shall exercise commercially reasonable efforts to seek confidential treatment for the Confidential Information provided to any Governmental Authority and the disclosing Party shall notify the other Party as far in advance as is practicable and lawful of its intention to release to any Governmental Authority any Confidential Information.

(c) From and after Closing, Seller shall, and shall cause its Affiliates to, maintain in confidence and not disclose to any Person any Confidential Information (except for Confidential Information relating exclusively to Seller and its Affiliates, and not to any of the Acquired Assets or Assumed Liabilities) or any non-public information relating to Buyer or its Affiliates provided in connection herewith, except as and to the extent required by Law or this Agreement or any of the Ancillary Agreements.

(d) The obligations of the Parties in this Section 5.15 will survive the termination of this Agreement and the Closing.

Section 5.16 Public Announcements. Except as required by Law or by the rules of a national securities exchange to make such disclosure, each Party shall, and shall cause its Affiliates (as applicable), to consult with the other Party regarding the timing and content of all public announcements regarding this Agreement, the Closing and the other transactions contemplated by this Agreement to the financial community, any Governmental Authority, customers, suppliers or the general public; provided that, Buyer and Seller shall not, and shall cause their respective Affiliates to not, make any such public announcement without the prior written consent of the other Party.

Section 5.17 Environmental Permits. From and after the Closing, Seller shall not undertake, directly or indirectly, any challenges to the Permits (including the Environmental Permits) relating to the operation of the Acquired Assets. No later than thirty (30) days prior to the Closing Date, Seller shall provide to Buyer an executed notice, in substantially the form attached hereto as Exhibit G, regarding the Maryland Department of the Environment solid waste permit referenced therein, and Seller shall provide a copy of such notice to the Maryland Department of the Environment. During the Interim Period, Seller shall, or shall cause the Acquired Entity to, diligently prosecute the application for the Lot 15 Solid Waste Permit in the name of the Acquired Entity.

Section 5.18 Joint Defense Agreement. As promptly as practicable after the Effective Date, Buyer and Seller shall enter into a joint defense agreement with respect to all filings required to be made with any Governmental Authority hereunder in connection with the transactions contemplated by this Agreement, in form and substance satisfactory to Buyer and Seller.

Section 5.19 Support Obligations. Prior to the Closing Date, Seller and Buyer shall cooperate to, and shall each use commercially reasonable efforts to, terminate, or cause Buyer to be substituted in all respects for Seller and any of Seller’s Affiliates in respect of all obligations of Seller and any of its Affiliates under all Support Obligations (other than those Support Obligations that relate to Permits or Material Contracts that are not transferred to Buyer (or its designee) as of Closing). With respect to any Coal Support Obligation that remains outstanding after the Closing Date (until such time as such Coal Support Obligation is terminated or substituted in accordance herewith, an “Outstanding Coal Support Obligation”), (a) Buyer shall continue to use its commercially reasonable efforts to terminate, or cause Buyer to be substituted in all respects for Seller and any of its Affiliates in respect of, all obligations of Seller or any of its Affiliates under such Outstanding Coal Support Obligations; (b) Buyer shall not renew, amend or extend the terms of (in any manner that increases or extends or otherwise adversely changes the obligations of Seller or any of Seller’s Affiliates under) any Contract or other obligation for which Seller or any of its Affiliates is or would reasonably be expected to be liable under, any such Outstanding Coal Support Obligations unless Seller and all of Seller’s Affiliates are completely released from all Support Obligations and other liability under such Contracts; and (c) Seller shall and, if applicable, shall cause its Affiliates to, maintain each such Outstanding Coal Support Obligation until (1) its termination in accordance with its terms, (2) substitution has been effected or (3) its termination in accordance with the immediately succeeding sentence. After Closing, if a draw occurs under an Outstanding Coal Support Obligation as the result of an event of default by Buyer or its Affiliates, and Seller (or Seller’s Affiliate, as applicable) pays an amount equal to or greater than $500,000 in connection therewith, then Seller (or Seller’s Affiliate, as applicable) shall be entitled to terminate such Outstanding Coal Support Obligation upon at least five (5) Business Days’ prior written notice to Buyer; provided, that all applicable notice and cure periods under the Contract to which such Outstanding Coal Support Obligation relates shall have expired; provided further, that Buyer shall not have reimbursed Seller (or Seller’s Affiliate, as applicable) for such payment. The provisions of this Agreement notwithstanding, in no event shall any Outstanding Coal Support Obligation remain outstanding after the termination of the underlying Contract relating to such Outstanding Coal Support Obligation, and Seller (or Seller’s Affiliate, as applicable) may terminate any such Outstanding Coal Support Obligation as of the date of such termination of such Contract.

Section 5.20 500 MW Commitment. Buyer shall not, and shall cause its Affiliates not to, purchase any electricity or energy offered by Seller or its Affiliates pursuant to or as a result of the 500 MW Commitment.

Section 5.21 RGGI Compliance. Within thirty (30) days of Seller’s receipt of all United States Environmental Protection Agency Emission Collection and Monitoring Plan System feedback reports and submission receipts for the quarterly electronic data reports for emissions from the Facilities for the period commencing on January 1, 2012 and ending on the Closing Date, Seller shall transfer to Buyer or an Affiliate of Buyer such Regional Greenhouse Gas Initiative emissions allowances (“RGGI Allowances”) as shall be necessary to equal the carbon dioxide emissions from the Facilities for such period.

Section 5.22 Further Assurances.

(a) At any time and from time to time after the Closing, at the reasonable request of a Party and without further consideration, the other Party will or will cause its Affiliates to execute and deliver such instruments of sale, transfer, conveyance, assignment and confirmation and take such actions as may be necessary to transfer, convey and assign to Buyer or its designee, and to confirm Buyer’s or its designee’s title to or interest in the Acquired Assets and Assumed Liabilities or to put Buyer or its designee in actual possession and operating control of the Acquired Assets, and otherwise to consummate and give effect to the transactions contemplated by this Agreement; provided, however, that no such instrument or action shall increase Buyer’s liability or decrease Buyer’s rights, under this Agreement.

(b) In the event that any asset that is an Acquired Asset shall not have been conveyed to Buyer or its designee at the Closing, Seller shall (or shall cause its Affiliates to), subject to Section 5.22(c), use its commercially reasonable efforts to convey such asset to Buyer or its designee as promptly as is practicable after the Closing.

(c) To the extent that Seller’s or any of its Affiliate’s rights under any Contract may not be assigned without the consent of another Person which consent has not been obtained by the Closing, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful, and Seller and Buyer shall cooperate and shall each use their commercially reasonable efforts to obtain any such required consent(s) as promptly as possible. Seller and Buyer agree that if any consent to an assignment shall not be obtained, or if any attempted assignment would be ineffective or would impair Buyer’s rights and obligations under the Contract in question, so that Buyer (or its designee) would not in effect acquire the benefit and burden of all such rights and obligations, Seller (or its applicable Affiliate), to the maximum extent permitted by law and such Contract, shall from and after the Closing, appoint Buyer (or its designee) to be Seller’s (or its applicable Affiliate’s) agent with respect to such Contract and Seller shall (and shall cause its Affiliates), to the maximum extent permitted by law and such Contract, enter into such reasonable arrangements with Buyer (or its designee) as are reasonably satisfactory to Buyer and necessary to provide Buyer (or its designee) with the benefits and obligations of such Contract (other than any Excluded Liability and other than obligations for which Seller indemnifies any Buyer Indemnified Party pursuant to this Agreement). Seller and Buyer shall cooperate after the Closing and shall each use their commercially reasonable efforts after the Closing to obtain an assignment of such Contract. From and after Closing, Seller shall hold (and shall cause its Affiliates to hold) in trust for, and pay to, Buyer or its designee) promptly upon receipt thereof, all income, proceeds, and other monies received by Seller or its Affiliates in respect of Buyer’s (or its designees) performance of any Assigned Contract in connection with the arrangements under this Section 5.22 or any other Acquired Assets.

Section 5.23 Monthly Operating Report. During the Interim Period, on or prior to thirty (30) days following the end of each calendar month, Seller shall provide Buyer with a monthly operating report with respect to each Facility prepared in the ordinary course of business consistent with past practice.

Section 5.24 C.P. Crane Facility Remediation. During the Interim Period, Seller shall diligently and timely respond to and address all requests by the Maryland Department of Environment stated in the letter dated June 29, 2012 regarding the ongoing Remediation project (Maryland Department of Environment Oil Control Program Case No. 8-1361BA) at the C.P. Crane Facility. During the Interim Period, Seller shall diligently pursue regulatory closure of the Environmental Condition at the C.P. Crane Facility that is the subject of Maryland Department of Environment Oil Control Program Case No. 801361BA as directed by the Maryland Department of Environment.

Section 5.25 Emission Allowances. Prior to the Closing Date, Seller shall and shall cause its Affiliates to transfer all Emission Allowances identified in Schedule 2.1(l) and any additional Emission Allowances that are granted or issued to the Facilities before the Closing Date into the corresponding compliance accounts for the Brandon Shores Facility, C.P. Crane Facility, or H.A. Wagner Facility.

Section 5.26 Specified Capacity.

(a) Seller shall bid, in the First Incremental PJM Auction for the 2014/2015 Delivery Year (the “First Auction”), which is scheduled to close on September 14, 2012, available capacity from the Facilities in the following quantities from the following units: 21.5 MW from Unit 2 of the Brandon Shores Facility, 163.7 MW from Unit 1 of the C.P. Crane Facility, 171.5 MW from Unit 2 of the C.P. Crane Facility, 1.0 MW from Unit 3 of the C.P. Crane Facility, 12.0 MW from Unit 1 of the H.A. Wagner Facility, 130.0 MW from Unit 2 of the H.A. Wagner Facility, 283.3 MW from Unit 3 of the H.A. Wagner Facility, 3.7 MW from Unit 4 of the H.A. Wagner Facility, and 9.9 MW from Unit 5 of the H.A. Wagner Facility (such available capacity, collectively, the “Specified Available Capacity”).

(b) Both Seller and Buyer shall, and shall cause their Affiliates, as applicable, to, bid in each PJM Auction for the 2014/2015 Delivery Year in accordance with PJM rules. With respect to any portion of the Specified Available Capacity that does not clear in the First Auction (such uncleared capacity, the “First Remainder Uncleared Capacity”), whichever Party owns the Facilities at the time of the Second Incremental PJM Auction for the 2014/2015 Delivery Year (the “Second Auction”), which is scheduled to close on July 19, 2013, shall bid the First Remainder Uncleared Capacity in the Second Auction. With respect to any portion of the First Remainder Uncleared Capacity that does not clear in the Second Auction (such uncleared capacity, the “Second Remainder Uncleared Capacity”), whichever Party owns the Facilities at the time of the Third Incremental PJM Auction for the 2014/2015 Delivery Year (the “Third Auction”), which is scheduled to close on February 28, 2014, shall bid the Second Remainder Uncleared Capacity in the Third Auction. Any portion of the Specified Available Capacity that does not clear any of the First Auction, the Second Auction or the Third Auction is referred to herein as the “Final Remainder Capacity.” All portions of the Specified Available Capacity that clear in any of the First Auction, the Second Auction or the Third Auction are referred to herein as the “Specified Cleared Capacity.” The applicable price (measured in dollars per MW-day) at which each portion of the Specified Cleared Capacity clears the applicable auction is referred to herein as the “Applicable Clearing Price.” During the Interim Period, Schedules 2.1(f) and/or 3.12, as applicable, shall be amended to account for the Specified Cleared Capacity.

(c) On the last day of each of the fifty-two (52) weeks that compose the 2014/2015 Delivery Year, and with respect to each applicable portion of the Specified Available Capacity for such week that together constitute the Specified Cleared Capacity, Seller shall pay to Buyer (or its designee) an amount equal to (i) such applicable portion of the Specified Cleared Capacity, times (ii) the difference between $125.99/MW-day and the Applicable Clearing Price for such applicable portion of the Specified Cleared Capacity (such difference, the “Price Differential”), times (iii) the number of days in the applicable payment period; provided that if the Price Differential is a negative number, Buyer shall pay to Seller an amount equal to (A) such applicable portion of the Specified Cleared Capacity, times (B) the absolute value of the Price Differential, times (C) the number of days in the applicable payment period.

(d) In the event that there is Final Remainder Capacity following the close of the Third Auction, Seller shall on the last day of each of the fifty-two (52) weeks that compose the 2014/2015 Delivery Year, pay to Buyer (or its designee) an amount equal to (i) the Final Remainder Capacity times (ii) the number of days in the applicable payment period times (iii) $125.99/MW-day.

ARTICLE VI

BUYER’S CONDITIONS TO CLOSING

The obligation of Buyer to consummate the Closing is subject to the fulfillment of each of the following conditions (except to the extent waived in writing by Buyer):

Section 6.1 Representations and Warranties. The representations and warranties set forth in Article III other than the representations set forth in the last sentence of this Section 6.1 (disregarding for purpose of this Section 6.1 any qualifications with respect to materiality or Material Adverse Effect) shall be true and correct on the Closing Date as though made on the Closing Date (other than representations and warranties that address matters only as of a certain date which shall be true and correct as of such certain date), except for any failures to be true and correct which would not have a Material Adverse Effect. The representations and warranties set forth in the first sentence of Section 3.18(b), the Designated Representations (other than those representations and warranties set forth in Section 3.5(a)) and the representations and warranties set forth in Section 3.23(c) shall be true and correct in all material respects on the Closing Date as though made on the Closing Date.

Section 6.2 Performance. Seller shall have performed and complied, in all material respects, with all agreements, covenants and obligations required by this Agreement to be performed or complied with by Seller at or before the Closing.

Section 6.3 Officer’s Certificate. Seller shall have delivered to Buyer at the Closing a certificate of an officer of Seller, dated as of the Closing Date, as to the matters set forth in Sections 6.1 and 6.2.

Section 6.4 Deliveries. Seller shall have complied with the delivery requirements of Section 2.7.

Section 6.5 Required Consents. Seller’s Required Consents and Buyer’s Required Consents shall have been duly obtained, made or given and shall be in full force and effect, and shall not reasonably be expected to in the aggregate impose a Burdensome Condition; and all terminations or expirations of waiting periods imposed by any Governmental Authority with respect thereto shall have occurred; provided, however, that the absence of any appeals and the expiration of any appeal period with respect to any of the foregoing shall not constitute a condition to Closing hereunder.

Section 6.6 Litigation. There shall not be any injunction, judgment, order, decree or ruling in effect that would materially adversely prevent consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 6.7 Liens. Seller shall have delivered to Buyer at Closing payoff letters with respect to all Indebtedness (including Tax exempt Indebtedness) of Seller or its Affiliates relating to any of the Acquired Assets evidencing that all such Indebtedness shall be (or shall have been) paid in full and Buyer shall have received evidence that all Liens on any of the Acquired Assets (other than Permitted Liens) have been released prior to or concurrently with Closing.

ARTICLE VII

SELLER’S CONDITIONS TO CLOSING

The obligation of Seller to consummate the Closing is subject to the fulfillment of each of the following conditions (except to the extent waived in writing by Seller):

Section 7.1 Representations and Warranties. The representations and warranties set forth in Article IV that are not qualified by materiality or material adverse effect shall be true and correct in all material respects, and all other representations and warranties that are so qualified shall be true and correct in all respects, in each case at and as of the Closing Date, except where the failure to be true and correct would not reasonably be expected to have a material adverse effect on the ability of Buyer to consummate the transactions contemplated hereby.

Section 7.2 Performance. Buyer shall have performed and complied, in all material respects, with all agreements, covenants and obligations required by this Agreement to be so performed or complied with by Buyer at or before the Closing.

Section 7.3 Officer’s Certificate. Buyer shall have delivered to Seller at the Closing a certificate of an officer of Buyer, dated as of the Closing Date, as to the matters set forth in Sections 7.1 and 7.2.

Section 7.4 Deliveries. Buyer shall have complied with the delivery requirements of Section 2.8.

Section 7.5 Required Consents. Seller’s Required Consents shall have been duly obtained, made or given and shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental Authority with respect thereto shall have occurred; provided, however, that the absence of any appeals and the expiration of any appeal period with respect to any of the foregoing shall not constitute a condition to Closing hereunder.

Section 7.6 Litigation. There shall not be any injunction, judgment, order, decree or ruling in effect that would materially adversely prevent consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 7.7 Release of Support Obligations. The termination of, or substitution of Buyer in respect of, Seller’s and Seller’s Affiliates’ obligations under the Support Obligations other than the Coal Support Obligations shall have been effected in accordance with Section 5.19.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, at any time before the Closing as follows:

(a) by Seller or Buyer, by written notice to the other, if (i) any Law or final order restrains, enjoins or otherwise prohibits or makes illegal the transactions contemplated pursuant to this Agreement, or (ii) any application for a Seller’s Required Consent or Buyer’s Required Consent where the counterparty is a Governmental Authority is denied by the applicable Governmental Authority;

(b) by Seller, by written notice to Buyer, if (i) Buyer has breached any representation, warranty, covenant, agreement or obligation in this Agreement, (ii) such breach results in, or would reasonably be expected to result in, the failure of any condition expressly set forth in Article VII, and (iii) such breach has not been cured within thirty (30) days following written notification thereof; provided, however, that if, at the end of such thirty (30) day period, Buyer is endeavoring in good faith, and proceeding diligently, to cure such breach, Buyer shall have an additional thirty (30) days in which to effect such cure;

(c) by Buyer, by written notice to Seller, if Seller has breached in any material respect any representation, warranty, covenant, agreement or obligation in this Agreement and such breach has not been cured within thirty (30) days following written notification thereof; provided, however, that if, at the end of such thirty (30) day period, Seller is endeavoring in good faith, and proceeding diligently, to cure such breach, Seller shall have an additional thirty (30) days in which to effect such cure;

(d) by Buyer or Seller on or after the date that is one hundred twenty (120) days (or, in the event that all conditions to Closing (other than those that by their nature are to be satisfied or waived at Closing) have been satisfied or waived, as applicable, other than the obtaining of a Seller’s Required Consent or Buyer’s Required Consent where the counterparty is a Governmental Authority, one hundred eighty (180) days) after the date of this Agreement, in each case by notice to the other, or such later date as Buyer and Seller may agree in writing; provided, that Buyer cannot terminate under this provision if the failure of the Closing to occur is the result of the failure on the part of Buyer to perform any of its obligations hereunder and Seller cannot terminate this Agreement under this provision if the failure of the Closing to occur is the result of the failure on the part of Seller to perform any of its obligations hereunder;

(e) by Buyer or Seller in accordance with Section 5.13 or 5.14;

(f) by mutual written consent of Buyer and Seller; and

(g) by Buyer upon payment of the fee specified in Section 8.4(a).

Section 8.2 Effect of Termination.

(a) If this Agreement is validly terminated pursuant to Section 8.1, there will be no liability or obligation on the part of Seller or Buyer (or any of their respective Representatives or Affiliates), except as provided in this Section 8.2 or Section 8.4; provided that nothing in this Section 8.2(a) shall relieve any Party from liability for any breach of this Agreement by such Party prior to termination of this Agreement.

(b) Regardless of the reason for termination, Sections 5.3(c), 5.15, 5.16 and 8.2 and Article X will survive any termination of this Agreement.

(c) Upon termination of this Agreement by either Party for any reason, each Party shall return or destroy, in accordance with and to the extent required by the terms of the Confidentiality Agreement, all Confidential Information and all other documents and other materials of any other Party relating to the Acquired Assets, the Facilities, the Sites, Seller or this Agreement and the transactions contemplated hereby, including any information relating to the Parties and to this Agreement, whether obtained before or after the execution of this Agreement (collectively, the “Transaction Materials”) and all Transaction Materials received by Buyer with respect to the Acquired Assets, the Facilities, the Sites or Seller shall remain subject to the Confidentiality Agreement; provided, that if any action, lawsuit or claim is initiated or filed within one year after the date of this Agreement by a Party with respect to the termination of this Agreement pursuant to this Article XIII, the Parties shall not be required to return or destroy the Transaction Materials pursuant to this Section 8.2(c) or the Confidentiality Agreement until such action, lawsuit or claim is resolved, dismissed or withdrawn.

Section 8.3 Specific Performance and Other Remedies. Each Party hereby acknowledges that the rights of each Party to consummate the transactions contemplated hereby are special, unique and of extraordinary character and that, if any Party violates or fails or refuses to perform any covenant or agreement made by it herein, the non-breaching Party may be without an adequate remedy at law. If any Party violates or fails or refuses to perform any covenant or agreement made by such Party herein, the non-breaching Party or Parties may, subject to the terms hereof and in addition to any remedy at law for damages or other relief, institute and prosecute an action in any court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek any other equitable relief.

Section 8.4 Break Up Fee.

(a) If this Agreement is validly terminated by Seller pursuant to Section 8.1(b) or by Buyer pursuant to Section 8.1(g), then in lieu of all other Claims and remedies that might otherwise be available with respect thereto, including elsewhere under this Agreement and notwithstanding any other provision of this Agreement, Buyer hereby agrees to pay immediately to Seller, as liquidated damages in connection with such termination, an amount in immediately available funds equal to (i) $40,000,000 minus (ii) all amounts (if any) paid by or on behalf of Buyer to Seller prior to termination of this Agreement with respect to any Claim brought under or with respect to this Agreement or the transactions contemplated hereby.

(b) The provisions for payment of liquidated damages in this Section 8.4 have been included because, in the event of termination of this Agreement as described in Section 8.4(a), the actual damages to be incurred by Seller are reasonably expected to approximate the amount of liquidated damages set forth in this Section 8.4 and because the actual amount of such damages would be difficult if not impossible to measure precisely. Buyer and Seller further agree that if Buyer is or becomes obligated to pay a fee pursuant to Section 8.4(a), the right to receive such fee shall be the sole and exclusive remedy of Seller against Buyer, its Affiliates and their respective Representatives with respect to any and all matters arising from or relating to the Acquired Assets, this Agreement and/or the transactions contemplated hereby except with respect to fraud.

ARTICLE IX

INDEMNIFICATION, LIMITATIONS OF LIABILITY AND WAIVERS

Section 9.1 Indemnification.

(a) Subject to Section 9.2, from and after the Closing, Seller shall indemnify, defend and hold harmless Buyer, its Affiliates and each of their respective Representatives (collectively, the “Buyer Indemnified Parties”) from and against all Losses incurred or suffered by any Buyer Indemnified Party resulting from:

(i) any breach of any representation or warranty of Seller contained in this Agreement or in the certificate delivered pursuant to Section 6.3;

(ii) any breach of any covenant or agreement of Seller contained in this Agreement;

(iii) any Excluded Asset and/or the Excluded Liabilities; and

(iv) any Claim or Loss relating to the assets that are the subject of the Solar Facility License Agreement (excluding any Claim or Loss with respect to any failure by Buyer to perform under the Solar Facility License Agreement).

(b) Subject to Section 9.2, from and after Closing, Buyer shall, except, in each case for, and solely to the extent of, Losses that are otherwise subject to indemnification by Seller pursuant to Section 9.1(a), indemnify, defend and hold Seller, its Affiliates and each of their respective Representatives (collectively, the “Seller Indemnified Parties”) harmless from and against all Losses incurred or suffered by any Seller Indemnified Party resulting from:

(i) any breach of any representation or warranty of Buyer contained in this Agreement or in the certificate delivered pursuant to Section 7.3;

(ii) any breach of any covenant or agreement of Buyer contained in this Agreement;

(iii) the Assumed Liabilities;

(iv) any Taxes that are the responsibility of Buyer pursuant to Section 2.10 or Section 5.11 of this Agreement, or that are attributable to taxable periods beginning after the Closing Date; and

(v) any Claim or Loss relating to, or any draw upon, any Outstanding Coal Support Obligation.

Section 9.2 Limitations of Liability. Notwithstanding anything in this Agreement to the contrary:

(a) the representations and warranties of Seller set forth in Article III (other than (i) the Designated Representations, which shall survive the Closing indefinitely, (ii) the representations and warranties set forth in Section 3.11 (Taxes), which shall survive the Closing until sixty (60) days following the expiration of the applicable statute of limitations, (iii) the representations and warranties set forth in Section 3.15 (Environmental Matters), which shall survive the Closing for a period of four (4) years, and (iv) the representations and warranties of Buyer set forth in Article IV (other than the Designated Representations, which shall survive the Closing indefinitely)) shall survive the Closing for a period of eighteen (18) months. The covenants of the Parties contained in this Agreement that are to be performed prior to the Closing shall survive the Closing for a period of twelve (12) months, and the covenants of the Parties contained in this Agreement that are to be performed subsequent to the Closing shall terminate at the expiration of the applicable statute of limitations;

(b) Seller shall have no Liability for a breach of any representation or warranty contained in this Agreement until the aggregate amount of all Losses incurred by the Buyer Indemnified Parties (excluding all Losses arising out of or relating to Liabilities described in clause (ii) of this Section 9.2(b)) equals or exceeds the Deductible Amount, in which event Seller shall be liable for Losses only to the extent they are in excess of the Deductible Amount; provided that (i) the Deductible Amount shall not apply to any Losses relating to an Excluded Liability, a breach of a representation or warranty set forth in Section 3.11 (Taxes) or any Designated Representation, and (ii) in no event shall Seller have any Liability for any breach of a representation or warranty in this Agreement (other than those relating to an Excluded Liability, Taxes or any breach of any Designated Representation) in connection with any single item or group of related items that results in Losses, in any such case, of less than $175,000;

(c) in no event shall Seller’s aggregate Liability arising out of or relating to any breach of any representation or warranty of Seller in this Agreement (other than any representation or warranty set forth in Section 3.11 (Taxes), which shall not be subject to a cap), whether based on contract, tort, strict liability, other Laws or otherwise, exceed (i) 20% of the Base Purchase Price with respect to a breach of any representation or warranty except as set forth in subclause (ii) of this Section 9.2(c), or (ii) exceed 100% of the Base Purchase Price with respect to a breach of any Designated Representation;

(d) any Indemnified Party that becomes aware of a Loss for which it seeks indemnification under this Article IX shall be required to use commercially reasonable efforts to mitigate the Loss;

(e) references to “Material Adverse Effect” or other materiality qualifications (or correlative terms) shall, except with respect to Section 3.21, be disregarded for all purposes of the provisions of Section 9.1;

(f) the Losses suffered by any Indemnified Party shall be calculated after giving effect to any amounts actually received by such Indemnified Party at or prior to the time of calculation in respect thereof, including insurance proceeds (net of the reasonable third party out of pocket costs and expenses associated with such recoveries and any associated increases in insurance premiums) and any associated tax benefits to Buyer (it being understood and agreed that the Indemnified Party shall use its commercially reasonable efforts to seek insurance recoveries in respect of Losses to be indemnified hereunder). If any insurance proceeds or other recoveries from third parties are actually realized (net of the reasonable third party out of pocket costs and expenses associated with such recoveries and any associated increases in insurance premiums) by an Indemnified Party subsequent to the receipt by such Indemnified Party of an indemnification payment hereunder in respect of the claims to which such insurance proceedings or third party recoveries relate, the Indemnified Party shall promptly notify the Indemnifying Party of such receipt and appropriate refunds shall be made promptly to the Indemnifying Party regarding the amount of such indemnification payment;

(g) Losses to any Indemnified Party hereunder shall be determined net of (i) any Tax benefit actually realized by the time of such determination, and (ii) the net present value of Tax benefits reasonably expected to be derived by the Party being indemnified as a result of sustaining such Losses;

(h) unless otherwise required by applicable Law, any indemnity payment made pursuant to this Agreement will be treated as an adjustment to the Purchase Price for all Tax purposes;

(i) in valuing any Loss, no adjustment shall be made as a result of any multiple, increase factor, or any other premium over fair market value, book or historical value which may have been paid by Buyer for the Acquired Assets whether or not such multiple, increase factor or other premium had been used by Buyer at the time of, or in connection with, calculating or preparing its bid, its proposed purchase price for the Acquired Assets or its final purchase price for the Acquired Assets;

(j) any Indemnified Party that becomes aware of a Loss for which it seeks indemnification under this Article IX shall promptly (and, in any event, within thirty (30) days of becoming aware of such Loss) notify the Indemnifying Party in writing of the basis for such Loss, setting forth the nature of such Loss in reasonable detail; the failure of an Indemnified Party to so notify the Indemnifying Party shall not relieve the Indemnifying Party of liability hereunder except to the extent that the cost of providing indemnification for such Loss is actually prejudiced by the failure to give such notice; provided, however, that no Indemnifying Party shall have any obligation to indemnify an Indemnified Party with respect to a Loss unless, prior to the expiration of the applicable survival period set forth in Section 9.2(a), the Indemnified Party shall have notified the Indemnifying Party in writing of the basis for such Loss, setting forth the nature of such Loss in reasonable detail;

(k) notwithstanding anything to the contrary herein, the limitation, covenants, agreements and obligations set forth in Section 9.2 shall not apply to Seller’s indemnification obligations pursuant to Section 9.1(a)(iii), or any representation or warranty set forth in Section 3.11(Taxes) and any breach of any covenant, agreement or obligation in this Agreement.;

(l) from and after Closing, Seller shall have no right of contribution from any of the Acquired Assets with respect to any breach of a representation, warranty, covenant or agreement of Seller in this Agreement or any Ancillary Agreement;

(m) For Tax purposes, any indemnity payments made pursuant to this Article IX shall be treated as an adjustment to the purchase price of the Acquired Assets and Acquired Entity; and

(n) Seller shall have no liability for any Claim against Buyer or its Affiliates with respect to any breach of the representations set forth in Sections 3.15(a) and (d) and any Excluded Liability set forth in Sections 2.4(f), (g) and (h) if and to the extent any such Claim arose as the result of a notification made by Buyer or its Affiliates to any Person, including any Governmental Authority; provided that the limitation on Seller’s liability set forth in this Section 9.2(n) shall not apply where (i) such notification was (A) required by Law, (B) reasonably required to avoid or mitigate an imminent and substantial endangerment to human health or the environment, or (C) consistent with Good Utility Practice; and (ii) Buyer provides, or causes to be provided, to Seller advance notice of such notification. To the extent permitted by, and subject in all respects to, the provisions of Section 9.4, if, as the result of any such notification, Buyer becomes subject to a Claim and Buyer believes it has a claim for indemnification against Seller under Section 9.1(a) as a result, then (1) Buyer shall promptly notify Seller in writing of the basis for such claim setting forth the nature of the Claim in reasonable detail, and (2) Seller shall be entitled to participate in the Claim and, to the extent that it wishes, to assume the defense of such Claim.

Section 9.3 Waiver of Remedies.

(a) From and after Closing, the rights and remedies of the Parties under this Article IX are, except in the case of fraud, exclusive and in lieu of any and all other rights and remedies which the Parties may have under this Agreement or otherwise, including with respect to: (i) any breach of any representation or warranty set forth in this Agreement, (ii) any breach or failure to perform any covenant or agreement set forth in this Agreement or (iii) the Assumed Liabilities or the Excluded Liabilities, as the case may be. Without limiting the foregoing, with respect to the Acquired Assets, Buyer, for itself and its Affiliates, does, effective as of Closing, hereby irrevocably release, hold harmless and forever discharge Seller and its Affiliates from any and all Environmental Claims (other than those Environmental Claims for which Seller is obligated to indemnify Buyer pursuant to this Article IX) related to or arising from the Acquired Assets. In furtherance of the foregoing, Buyer, for itself and on behalf of its Representatives, hereby, effective as of Closing, irrevocably waives any and all rights and benefits with respect to such Environmental Claims (other than those Environmental Claims for which Seller is obligated to indemnify Buyer pursuant to this Article IX) that it now has, or in the future may have conferred upon it by virtue of any Law or common law principle, which provides that a general release does not extend to claims which a party does not know or suspect to exist in its favor at the time of executing the release, if knowledge of such claims would have materially affected such party’s settlement with the obligor. In this connection, Buyer hereby acknowledges that it is aware that factual matters now unknown to it may have given, or hereafter may give, rise to Environmental Claims that have not been made prior to the date of this Agreement, and will not be made prior to the Closing Date, and Buyer further agrees that this release set forth in this Section 9.3(a) has been negotiated and agreed upon in light of that awareness, and Buyer, for itself and on behalf of its Representatives, nevertheless hereby intends irrevocably to release, hold harmless and forever discharge Seller and its Affiliates from all such Environmental Claims (other than those Environmental Claims for which Seller is obligated to indemnify Buyer pursuant to this Article IX).

(b) NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, NO PARTY SHALL BE LIABLE FOR SPECIAL, PUNITIVE, EXEMPLARY,

INCIDENTAL, CONSEQUENTIAL OR INDIRECT DAMAGES OR LOST PROFITS (EXCEPT FOR AS EXPRESSLY PROVIDED IN SECTIONS 5.13 AND 5.14 AND EXCEPT FOR ANY LOST PROFITS THAT ARE DIRECT DAMAGES) WHETHER BASED ON CONTRACT, TORT, STRICT LIABILITY, OTHER LAW OR OTHERWISE AND WHETHER OR NOT ARISING FROM THE OTHER PARTY’S SOLE, JOINT OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT (“NON-REIMBURSABLE DAMAGES”), PROVIDED, THAT ANY AMOUNTS PAYABLE TO THIRD PARTIES PURSUANT TO A THIRD-PARTY CLAIM SHALL NOT BE DEEMED NON-REIMBURSABLE DAMAGES.

Section 9.4 Procedure with Respect to Third-Party Claims.

(a) If any Party becomes subject to a pending or threatened Claim of a third party and such Party (the “Claiming Party”) believes it has a claim against the other Party (the “Responding Party”) as a result, then the Claiming Party shall promptly notify the Responding Party in writing of the basis for such Claim setting forth the nature of the Claim in reasonable detail. The failure of the Claiming Party to so notify the Responding Party shall not relieve the Responding Party of liability hereunder except to the extent that the defense of such Claim is actually prejudiced by the failure to give such notice.

(b) If any proceeding is brought by a third party against a Claiming Party and the Claiming Party gives notice to the Responding Party pursuant to this Section 9.4, the Responding Party shall be entitled to participate in such proceeding and, to the extent that it wishes, to assume the defense of such proceeding, if (i) the Responding Party provides written notice to the Claiming Party that the Responding Party intends to undertake such defense, (ii) the Responding Party conducts the defense of the third-party Claim actively and diligently with counsel reasonably satisfactory to the Claiming Party, and (iii) if the Responding Party is a party to the proceeding, the Responding Party or the Claiming Party has not reasonably determined in good faith that joint representation would be inappropriate because of a conflict of interest. The Claiming Party, in its sole discretion, shall have the right to employ separate counsel in any such action and to participate in the defense thereof, and, except where there is a conflict of interest that makes it inappropriate for the same counsel to represent both the Claiming Party and the Responding Party, the fees and expenses of such counsel shall be paid by such Claiming Party. The Claiming Party and the Responding Party shall fully cooperate with each other and their respective counsel in the defense or compromise of such Claim. No compromise or settlement of such Claims may be effected by the Responding Party without the Claiming Party’s consent unless (x) there is no finding or admission of any violation of Law or any violation of the rights of any Person and no adverse effect on any other Claims that may be made against the Claiming Party, (y) the sole relief provided is monetary damages that are paid in full by the Responding Party, and (z) the third party who brought the Claim against the Claiming Party executes a full release of such Claim with respect to the Claiming Party and its Affiliates.

(c) If (i) notice is given to the Responding Party of the commencement of any third-party legal proceeding and the Responding Party does not, within thirty (30) days after the Claiming Party’s notice is given, give written notice to the Claiming Party of its election to assume the defense of such legal proceeding, (ii) the conditions set forth in clause (ii) of Section 9.4(b) above become unsatisfied, or (iii) the Claiming Party determines in good faith that there is a reasonable probability that a legal proceeding may adversely affect it other than as a result of monetary damages for which it would be entitled to indemnification from the Responding Party under this Agreement, then the Claiming Party shall (upon written notice to the Responding Party) have the right to undertake the defense, compromise or settlement of such claim; provided, however, that the Responding Party shall remain otherwise responsible for any liability with respect to amounts arising from or related to such third-party claim, including fees and expenses of counsel, to the extent it is ultimately determined that such Responding Party is liable with respect to such third-party claim under this Agreement. The Responding Party may elect to participate in such legal proceedings, negotiations or defense at any time at its own expense.

ARTICLE X

MISCELLANEOUS

Section 10.1 Notices.

(a) Unless this Agreement specifically requires otherwise, any notice, demand or request provided for in this Agreement, or served, given or made in connection with it, shall be in writing and shall be deemed properly served, given or made if delivered in person or sent by facsimile, or sent by registered or certified mail, postage prepaid, or by a nationally recognized overnight courier service that provides a receipt of delivery, in each case, to the Parties, or with respect to Article XI, the Guarantor, at the addresses specified below:

If to Buyer, to:

Raven Power Holdings LLC

c/o Riverstone Investment Group

712 Fifth Avenue, 51st Floor

New York, NY 10019

Attention: General Counsel

Facsimile No.: (888) 801-9301

With a copy to:

Topaz Power Management, LP

2705 Bee Caves Road, Suite 340

Austin, TX 78746

Attention: General Counsel

Facsimile No.: (512) 314-8699

If to Seller or Guarantor, to:

Exelon Corporation

10 S. Dearborn, 49th Floor

Chicago, IL 60603

Attention: Carter Culver, Vice President and Deputy General Counsel

Facsimile No.: (312) 294-2754

With a copy to:

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

Attention: Barbara J. Shander

Facsimile No.: (215) 963-5001

(b) Notice given by personal delivery, mail or overnight courier pursuant to this Section 10.1 shall be effective upon physical receipt. Notice given by facsimile pursuant to this Section 10.1 shall be effective as of the date of confirmed delivery if delivered before 5:00 p.m. Eastern Time on any Business Day or the next succeeding Business Day if confirmed delivery is after 5:00 p.m. Eastern Time on any Business Day or during any non-Business Day. Each Party and the Guarantor may change the address by which proper notice shall be given pursuant to this Section 10.1 by providing notice to the other Party in accordance with this Section.

Section 10.2 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), together with the Ancillary Agreements and, prior to Closing the Confidentiality Agreement constitute the entire agreement between the Parties and/or the Guarantor and supersede any prior understandings, agreements, or representations by or between the Parties and/or the Guarantor, written or oral, with respect to the subject matter hereof.

Section 10.3 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated hereby are consummated, each Party and the Guarantor will pay its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the transactions contemplated hereby, including all expenses and costs incurred to obtain approvals required by such Party from Governmental Authorities.

Section 10.4 Disclosure. Seller may, at its option, include in the Schedules items that are not material in order to avoid any misunderstanding, and any such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgment or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement. Information disclosed in any Schedule shall constitute a disclosure for purposes of all other Schedules notwithstanding the lack of specific cross-reference thereto, but only to the extent the applicability of such disclosure to such other Schedule is reasonably apparent on its face. In no event shall the inclusion of any matter in the Schedules be deemed or interpreted to broaden Seller’s representations, warranties, covenants or agreements contained in this Agreement. The mere inclusion of an item in the Schedules shall not be deemed an admission by Seller that such item represents a material exception or fact, event, or circumstance or that such item is reasonably likely to result in a

Material Adverse Effect. The Parties shall promptly notify each other upon becoming aware of (a) the occurrence, or failure to occur, of any event, which occurrence or failure has caused any representation or warranty of such Party contained in this Agreement or in any exhibit, schedule, certificate, document or written instrument attached hereto to be untrue or inaccurate, (b) any failure of such Party to comply with, perform or satisfy, in any respect, any covenant, condition or agreement to be complied with, performed by or satisfied by it under this Agreement or any exhibit, schedule, certificate, document or written instrument attached hereto and (c) except as otherwise provided in this Agreement, any notice or other communication from any Governmental Authority in connection with this Agreement or the transactions contemplated herein; provided, that such disclosure shall not be deemed to cure, or to relieve any Party of any liability or obligation with respect to, any breach of or failure to satisfy any representation, warranty, covenant or agreement or any condition hereunder, and shall not affect any Party’s right with respect to indemnification hereunder.

Section 10.5 Waiver. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative.

Section 10.6 Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each Party (and, solely with respect to amendments, supplements or modifications to Article XI, also by the Guarantor).

Section 10.7 No Third Party Beneficiary. Except for the provisions of Section 5.3(c) (which are intended for the benefit of the Persons identified therein), the terms and provisions of this Agreement are intended solely for the benefit of the Parties and their respective successors or permitted assigns, and it is not the intention of the Parties to confer third-party beneficiary rights upon any other Person, including any employee, any beneficiary or dependents thereof, or any collective bargaining representative thereof.

Section 10.8 Assignment; Binding Effect. Buyer shall have the right to assign to any one or more of its Affiliates any of its rights or obligations under this Agreement, any Ancillary Agreement or any other document or instrument, in whole or in part (including the right to acquire any of the Acquired Assets); provided, however, that no assignment hereunder shall relieve Buyer of its obligations under this Agreement and Buyer shall cause such assignees to perform such obligations on behalf of Buyer in accordance with the terms of this Agreement. Buyer may assign its rights to indemnification under this Agreement to Buyer’s lenders for collateral security purposes, but such assignment shall not release Buyer from its obligations hereunder. Except as provided in the preceding sentences, neither this Agreement nor any right, interest or obligation hereunder may be assigned by any Party without the prior written consent of the other Party or by the Guarantor without the prior written consent of the Buyer, and in each case any attempt to do so will be void, except for assignments and transfers by operation of Law. Subject to this Section 10.8, this Agreement is binding upon, inures to the benefit of and is enforceable by the Parties and their respective successors and permitted assigns.

Section 10.9 Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

Section 10.10 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any Party or the Guarantor under this Agreement will not be materially and adversely affected thereby, such provision will be fully severable, this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

Section 10.11 Counterparts; Facsimile. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, may be executed in one or more counterparts, all of which shall constitute one and the same instrument. Any such counterpart, to the extent delivered by means of a facsimile machine or by .pdf, .tif, .gif, .peg or similar attachment to electronic mail shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

Section 10.12 Bulk Sales. Each Party hereby waives compliance by the other Party with the provision of any bulk sales or transfer laws of any jurisdiction in connection with the transactions contemplated by this Agreement.

Section 10.13 Governing Law; Venue; and Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to any conflict or choice of law provision that would result in the imposition of another state’s Law, provided that any dispute relating to real property shall be governed by, and construed in accordance with, the laws of the State of Maryland.

(b) THE PARTIES AND THE GUARANTOR HEREBY IRREVOCABLY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT IN NEW YORK, NEW YORK IN CONNECTION WITH ANY ACTION, SUIT OR PROCEEDING BROUGHT IN CONNECTION WITH THIS AGREEMENT (INCLUDING ARTICLE XI), AND EACH PARTY AND THE GUARANTOR HEREBY CONSENTS TO THE JURISDICTION OF SUCH COURTS (AND OF THE APPROPRIATE APPELLATE COURTS THEREFROM) IN ANY SUCH SUIT, ACTION OR PROCEEDING AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY SUCH COURT OR THAT ANY SUCH SUIT, ACTION OR PROCEEDING THAT IS BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. DURING THE PERIOD A LEGAL DISPUTE THAT IS FILED IN ACCORDANCE WITH THIS SECTION 10.13 IS

PENDING BEFORE A COURT, ALL ACTIONS, SUITS OR PROCEEDINGS WITH RESPECT TO SUCH LEGAL DISPUTE OR ANY OTHER LEGAL DISPUTE BETWEEN THE PARTIES AND RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY COUNTERCLAIM, CROSS-CLAIM OR INTERPLEADER, SHALL BE SUBJECT TO THE EXCLUSIVE JURISDICTION OF SUCH COURT. EACH PARTY AND THE GUARANTOR HEREBY WAIVES, AND SHALL NOT ASSERT AS A DEFENSE IN ANY LEGAL DISPUTE BROUGHT IN CONNECTION WITH THIS AGREEMENT, THAT (A) SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT IN SUCH COURT, (B) SUCH ACTION, SUIT OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM OR (C) THE VENUE OF SUCH ACTION, SUIT OR PROCEEDING IS IMPROPER. EACH PARTY AGREES TO ACCEPT SERVICE OF PROCESS OUT OF ANY OF THE ABOVEMENTIONED COURTS IN ANY SUCH ACTION, SUIT OR PROCEEDING BY REGISTERED OR CERTIFIED MAIL ADDRESSED TO SUCH PARTY AT THE ADDRESS SET FORTH IN SECTION 10.1. A FINAL JUDGMENT IN ANY ACTION, SUIT OR PROCEEDING DESCRIBED IN THIS SECTION 10.13 FOLLOWING THE EXPIRATION OF ANY PERIOD PERMITTED FOR APPEAL AND SUBJECT TO ANY STAY DURING APPEAL SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY APPLICABLE LAWS.

(c) EACH PARTY AND THE GUARANTOR HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY.

Section 10.14 Attorneys’ Fees. If either Party shall bring an action to enforce the provisions of this Agreement, the prevailing Party shall be entitled to recover its reasonable attorneys’ fees and expenses incurred in such action from the non-prevailing Party.

ARTICLE XI GUARANTY

Section 11.1 Guaranty. The Guarantor hereby absolutely and unconditionally guarantees to Buyer the timely payment and performance of the obligations of Seller under this Agreement (“Guaranteed Obligations”), provided that, notwithstanding anything contained in this Article XI or otherwise, in no event (a) shall Guarantor’s aggregate Liability in respect of any breach by Seller of the covenant set forth in Section 5.26 exceed $40,000,000, nor shall Guarantor have any Liability in respect of the any breach by Seller of the covenant set forth in Section 5.26 after December 31, 2015, and (b) shall Guarantor’s aggregate Liability in respect of all other Guaranteed Obligations exceed twenty percent (20%) of the Base Purchase Price, nor shall Guarantor have any Liability in respect of such other Guaranteed Obligations after the eighteen (18) month anniversary of the Closing Date (December 31, 2015 or the eighteen (18) month anniversary of the Closing Date, as applicable, the “Guaranty Expiration Date”); provided that notwithstanding the foregoing, if any claim has been made by Buyer under this Article XI on or before the applicable Guaranty Expiration Date and such claim has not been fully and finally resolved, then the provisions of this Article XI shall survive with respect to such claim until the date that such claim is finally resolved.

Section 11.2 Effect of Amendments. The Guarantor agrees that Seller may modify, amend and supplement this Agreement and/or any Ancillary Agreement and may delay or extend the Closing Date or the date on which any payment must be made pursuant to such Agreement or delay or extend the date on which any act must be performed by Seller or any other Person, as applicable, thereunder, all without notice to or further assent by the Guarantor, who shall remain bound by the provisions of this Article XI, notwithstanding any such act.

Section 11.3 Waiver of Rights. The Guarantor hereby waives all suretyship defenses and all defenses with respect to the Guaranteed Obligations of promptness, diligence, presentment, demand for payment or performance, protest, notice of dishonor, notice of default, notice of acceptance, and all other notices, demands or conditions whatsoever. Except to the extent set forth in Section 11.1, the obligations of Guarantor under this Agreement are a continuing, absolute, irrevocable and unconditional guaranty by the Guarantor of the Guaranteed Obligations. The Guarantor’s obligations hereunder shall remain in full force and effect, shall not be affected, impaired, reduced or modified, and the Guarantor shall have no right to terminate its obligations under this Agreement or to be released, relieved or discharged, in whole or in part, from its payment and performance obligations by reason of the following, all of which the Guarantor hereby waives: (a) any bankruptcy, reorganization, or insolvency under any Law applicable to Seller or any other Person (other than Guarantor), or by any action of a trustee in any such proceeding; (b) any amendment, supplement, modification, waiver, adjustment, compromise, or release of, or any failure to exercise any right, remedy, power or privilege under or in respect of, the Guaranteed Obligations or this Agreement; (c) any merger or consolidation of Seller, Buyer or the Guarantor into or with any other Person or any change in form of organization, name, membership or ownership of Seller, Buyer or Guarantor; (d) any lack of genuineness, validity, legality, enforceability or value of the Guaranteed Obligations or this Agreement; (e) the permitted assignment or transfer of all or any part of this Agreement; and (f) to the extent permitted by Law, any other event, circumstance, act or omission whatsoever which might constitute a legal or equitable discharge of a surety or guarantor.

Section 11.4 Settlements Conditional. Notwithstanding anything to the contrary in this Agreement, including Article XI, if any monies paid by or on behalf of Seller under this Article XI in reduction of the obligations of Seller under this Agreement have to be repaid or rescinded or must otherwise be restored by virtue of any provision or enactment relating to bankruptcy, insolvency, liquidation or otherwise for the time being in force, the liability of the Guarantor under this Article XI shall be computed as if such monies had never been paid by or on behalf of Seller.

Section 11.5 Primary Liability of Guarantor. The Guarantor agrees that Buyer may enforce the guaranty in this Article XI without the necessity at any time of resorting to or exhausting any other security or collateral of any Person. The guaranty set forth in this Article XI is a continuing guaranty of payment and performance and not merely of collection.

[signature pages follow]

EXECUTION VERSION

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each Party as of the date first above written.

SELLER:

CONSTELLATION POWER SOURCE GENERATION, INC.

By:
Name:
Title:

BUYER:

RAVEN POWER HOLDINGS LLC

By:
Name:
Title:

Solely with respect to Sections 1.2, 10.1, 10.2, 10.3, 10.6, 10.8, 10.10, 10.13 and Article XI:

EXELON GENERATION COMPANY, LLC

By:
Name:
Title: